
07054439

RECD S.E.C.

MAY 07 2007

1086

PROCESSED

MAY 17 2007

THOMSON
FINANCIAL


TRI CITY
BANKSHARES
CORPORATION



TRI CITY BANKSHARES CORP.

6400 South 27th Street • Oak Creek, Wisconsin 53154
Phone: (414) 761-1610 • Fax: (414) 423-2291

Dear Stockholders:

I am pleased to report that during 2006 Tri City Bankshares Corporation was able to build on our past success in several meaningful ways. Our accomplishments are the product of dedicated directors, officers and employees and reflect the commitment we have to our shareholders, customers and communities.

Many new retail customers who chose to bank with Tri City in 2006 as well as existing customers are benefiting with improved product lines as we are offering several greatly expanded retail banking products and services. We have also enhanced our investment services, health savings accounts and cash management services for our business clientele. This has been accomplished through the reallocation of our existing talent plus the addition of several new employees to our management team with specialized expertise. All of these improvements will better guarantee that our corporation will surely grow and prosper.

We have continued to expand our Pick'n Save locations offering our seven day a week service and we are continually on the lookout for opportunities to expand our service area. Management is dedicated to investigate the many new products being offered to the banking industry that we may integrate to better serve our customers. While there is no doubt there will be many changes in the years ahead, we are entering 2007 stronger than ever and remain committed to providing a strong financial performance over the long haul.

It is my pleasure to share the Annual Report with Management Comments summarizing our outstanding 2006 financial results.

Very truly yours,



Henry Karbiner, Jr.
Chairman & President

HK/vk

Directors and Officers of the Corporation

Directors

Frank J. Bauer	President of Frank Bauer Construction Company, Inc.
William N. Beres	Chief Financial Officer of Wisvest Corporation, Vice President of Minergy Corp., Director of ReGenco LLC and Director of Centerpoint-Wispark Land Company, LLC
Sanford Fedderly	Retired Registered Pharmacist
Scott D. Gerardin	Senior Vice President and General Counsel of the Corporation and Senior Vice President and General Counsel of Tri City National Bank
William Gravitter	President of Hy-View Mobile Home Court, Inc.
Henry Karbiner, Jr.	Chairman of the Board, President and Chief Executive Officer of the Corporation and Chairman of the Board and Chief Executive Officer of Tri City National Bank
Christ Krantz	Vice President of K.R.K., Inc., President of Krantz Realty, Inc. and Partner in Krantz Partnership Limited
Brian T. McGarry	Retired Vice President of Tri City National Bank
Robert W. Orth	Senior Vice President of the Corporation and Executive Vice President of Tri City National Bank
Ronald K. Puetz	Executive Vice President of the Corporation and President and Chief Operating Officer of Tri City National Bank and Vice President and Treasurer of NDC, LLC
Agatha T. Ulrich	Chairman and Director of NDC, LLC, President and Director of the David A. and Agatha T. Ulrich Foundation, Inc.
David A. Ulrich, Jr.	Independent Investor, Retired Vice President and Director of Mega Marts, Inc., Retired Vice President and Director of NDC, Inc. and Director of the David A. and Agatha T. Ulrich Foundation, Inc.
William J. Werry	Retired Unit President of Tri City National Bank
Scott A. Wilson	Senior Vice President and Secretary of the Corporation, and Executive Vice President and Secretary of Tri City National Bank

Officers

Henry Karbiner, Jr.	Chairman of the Board, President and Chief Executive Officer
Ronald K. Puetz	Executive Vice President
Robert W. Orth	Senior Vice President
Scott D. Gerardin	Senior Vice President and General Counsel
Scott A. Wilson	Senior Vice President and Secretary
Thomas W. Vierthaler	Vice President and Comptroller
George E. Mikolajczak	Vice President – Human Resources
Gary J. Hafemann	Vice President and Auditor

Tri City Bankshares Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides additional analysis of the financial statements and should be read in conjunction with the financial statements. This discussion focuses on significant factors which affected Tri City Bankshares Corporation's (the "Corporation") financial performance in 2006 with comparisons to 2005 and to 2004 where applicable. For all periods presented, the operations of Tri City National Bank (the "banking subsidiary") contributed substantially all of the Corporation's revenue and expense for the year. Included in the operations of the banking subsidiary are the activities of its wholly-owned subsidiaries, Tri City Capital Corporation, Inc. and Title Service of Southeast Wisconsin, Inc.

Overview

The year ended December 31, 2006 was a significant year for the Corporation and its banking subsidiary as it finished 2006 with an all time high of $770.0 million in total assets and posted record after tax earnings of $9.3 million. The results were due to the banking subsidiary's continued effort to build its loan portfolio, attract low cost deposits with a continued campaign marketing completely free checking, and maximize the ancillary revenue available from those new account relationships. The economy slowed in 2006 and the last of four rate hikes by the Federal Reserve took place on June 29, 2006. The housing market softened considerably and as a result, the banking subsidiary's loan growth also slowed in 2006, with net loan growth the lowest since 2003. However, expense controls and the Corporation's historically sound credit quality both contributed to the strong consolidated earnings.

Forward-Looking Statements

This report contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements other than historical facts contained or incorporated by reference in this report. These statements speak of the Corporation's plans, goals, beliefs or expectations, refer to estimates or use similar terms. Future filings by the Corporation with the Securities and Exchange Commission, and statements other than historical facts contained in written material, press releases and oral statements issued by, or on behalf of the Corporation, may also constitute forward-looking statements.

Forward-looking statements are subject to significant risks and uncertainties. The Corporation's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause actual results to differ from the results discussed in forward-looking statements include, but are not limited to the factors set forth in Item 1A of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2006, which item is incorporated herein by reference.

All forward-looking statements contained in this report or which may be contained in future statements made for or on behalf of the Corporation are based upon information available at the time the statement is made and the Corporation assumes no obligation to update any forward-looking statement.

Critical Accounting Policies

A number of accounting policies require the use of management's judgment. Two of the more significant policies are:

- Establishing the amount of the provision and allowance for loan losses.
  We evaluate our loan portfolio at least quarterly to determine the adequacy of the allowance for loan losses. Included in the review are five components: (1) historic review of losses and allowance coverage based on peak and average loss volume; (2) review of portfolio trends in volume and composition with attention to possible concentrations; (3) review of delinquency trends and loan performance compared to our peer group; (4) review of local and national economic conditions; and (5) quality analysis review of non-performing loans identifying charge-offs, potential loss after collateral liquidation and credit weaknesses requiring above-normal supervision. If we misjudge the adequacy of the allowance and experience additional losses, a charge to earnings may result.

- Establishing the value of mortgage servicing rights.
  Mortgage servicing rights are recorded as an asset when loans are sold to third parties with servicing rights retained. The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. The carrying value of these assets is periodically reviewed for impairment using a lower of carrying value or fair value methodology. The fair value of the servicing rights is determined by estimating the present value of future net cash flows, taking into consideration market loan prepayment speeds, discount rates, servicing costs, and other economic factors. For purposes of measuring impairment, the rights are stratified based on predominant risk characteristics of the underlying loans which include product type (i.e., fixed or adjustable) and interest rate bands. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights on a loan-by-loan basis exceed their fair value. Mortgage servicing rights are carried at the lower of cost or market value. However, if actual prepayment experience is greater than anticipated, net servicing revenues may be less than expected and a charge to earnings may result.

Performance Summary

The Corporation posted record net income of $9.3 million for the year ended December 31, 2006, an increase of $335,100 or 3.7% from the $8.9 million earned in 2005. Basic earnings per share for 2006 were $1.06, a 1.0% increase from 2005 basic earnings per share of $1.05. Return on average assets and return on average equity for 2006 were 1.31% and 9.23%, respectively, compared to 1.28% and 9.41%, respectively, for 2005. Cash dividends of $0.88 per share paid in 2006 increased by 12.8% over cash dividends of $0.78 per share paid in 2005. Key factors behind these results were:

- Taxable equivalent net interest income was $30.9 million for 2006, $1.6 million or 5.5% higher than 2005. Taxable equivalent interest income increased $4.6 million while interest expense increased $3.0 million. The increase in taxable equivalent interest income was partially attributable to volume variances with balance sheet growth in commercial and real estate loans adding $1.3 million to taxable equivalent interest income. The most significant component of the increased taxable equivalent interest income was favorable rate changes. Opportunities to re-price the banking subsidiary's maturing loans added $3.4 million taxable equivalent interest income. The increase of $3.5 million in interest paid on deposits was primarily attributable to rate (with increased yields accounting for $2.5 million) and increased deposit balance volume accounting for the remaining $1.0 million. Average earning assets increased $10.8 million to $654.0 million while average interest bearing liabilities increased $21.4 million to $470.2 million.

- Net interest income and net interest margin were impacted in 2006 by four increases to the discount rate by the Federal Reserve. Increases to short term rates affected the subsidiary bank's short term funding sources such as the Federal funds market. Deposit rates other than time deposits, such as money market and transaction accounts are also affected. The average Federal funds rate of 4.99% in 2006 was 165 basis points ("bp") higher than the average rate in 2005.

- The net interest margin for 2006 was 4.73%, compared to 4.56% in 2005. The 17 bp increase is attributable to a 5 bp increase in interest rate spread (the net increase of a 60 bp in the yield on earning assets was substantially offset by a 55 bp increase in interest-bearing liabilities), and an 11 bp higher contribution from net interest free funds. The net interest margin increase reverses a three year trend of margin compression. However, the banking subsidiary's net interest margin has remained in the upper third of its peer group throughout these interest rate cycles.

- Total loans were $534.7 million at December 31, 2006, an increase of $18.1 million from December 31, 2005, primarily due to commercial loan growth and commercial/residential real estate loan growth more than offsetting the decline in real estate construction loans outstanding. Such loans grew $21.4 million (4.3%) and represented 97.2% of total loans at December 31, 2006, compared to 96.4% at year end 2005. Total deposits were $661.4 million at December 31, 2006, an increase of $22.1 million or 3.5% from year end 2005, with growth centered primarily in municipal deposits and retail transaction deposit accounts.

- Asset quality remains strong in the banking subsidiary. Net charge offs were $197,000, an increase of $46,000 from 2005, with the majority of the increase attributable to the retail installment loan portfolio. Net charge offs were 0.04% of average loans compared to 0.03% in 2005. The provision for loan losses increased to $240,000 compared to $175,000 in 2005. The ratio of allowance for loan losses to loans was 1.07% and 1.10% at December 31, 2006 and 2005, respectively. Nonperforming loans were $3.4 million, representing 0.64% of total loans at year end 2006, compared to $2.9 million or 0.56% of total loans at year end 2005.

- Non-interest income was $10.4 million for 2006, $948,700 or 10.0% higher than 2005. The income increase is the result of ancillary fees paid by retail deposit account holders, and is significant considering 2005 non-interest income included a $684,400 one time gain on the sale of the banking subsidiary's ownership interest in Pulse, Inc. Mortgage banking revenue decreased $139,800 (21.9%) to $0.5 million in 2006 due to rising interest rates, the sluggish real estate market and the resulting decline in the volume of secondary market mortgage transactions.

- Non-interest expense was $26.4 million, up $1.9 million or 7.9% from 2005. Personnel expense increased $907,400 or 6.6% due primarily to staffing four new branch locations.

- Income tax expense increased to $4.8 million, up $546,500 from 2005. The increase was primarily attributable to a shift in the investment strategy of the Corporation and its subsidiaries from tax advantaged municipal investments to taxable government securities and improved pretax earnings.

INCOME STATEMENT ANALYSIS

Table 1 provides average balances of earning assets and interest-bearing liabilities, the interest income and expense resulting from each, and the calculated interest rates earned and paid. The table further shows net interest income, interest rate spread, and the net interest margin on a taxable equivalent basis for the years ended December 31, 2006, 2005 and 2004.

Table 1

AVERAGE BALANCES AND INTEREST RATES
(Interest rates on a taxable equivalent basis)
(Dollars in Thousands)

	2006			2005			2004		
	Average Balance	Interest	Yield or Cost	Average Balance	Interest	Yield or Cost	Average Balance	Interest	Yield or Cost
ASSETS (000's)									
Interest Earning Assets:									
Loans	$ 515,074	$ 35,558	6.90 %	$ 494,458	$ 30,904	6.25 %	$ 443,916	$ 26,358	5.94 %
Taxable Investment Securities	96,782	3,744	3.87 %	93,327	3,317	3.55 %	96,732	3,259	3.37 %
Non Taxable Investment Securities	32,653	1,763	5.40 %	53,502	2,689	5.03 %	65,561	3,388	5.17 %
Federal Funds Sold	9,451	459	4.86 %	1,008	31	3.08 %	1,423	23	1.62 %
Total Interest Earning Assets	653,960	$ 41,524	6.35 %	$ 642,295	$ 36,941	5.75 %	$ 607,632	$ 33,028	5.44 %
Noninterest-Earning Assets:									
Other Assets	56,796			56,481			56,916		
TOTAL ASSETS	$ 710,756			$ 698,776			$ 664,548		
LIABILITIES AND EQUITY (000's)									
Interest-Bearing Liabilities:									
Transaction Accounts	$ 157,293	$ 3,313	2.11 %	$ 128,420	$ 2,029	1.58 %	$ 122,311	$ 1,409	1.15 %
Money Market	46,476	1,216	2.62 %	46,721	674	1.44 %	48,695	367	0.75 %
Savings Deposits	136,404	888	0.65 %	144,673	806	0.56 %	144,699	766	0.53 %
Other Time Deposits	125,681	4,946	3.94 %	104,402	3,320	3.18 %	89,716	2,166	2.41 %
Short-Term Borrowings	4,380	229	5.23 %	24,652	803	3.26 %	13,104	184	1.40 %
Total Interest-Bearing Liabilities	470,234	$ 10,592	2.25 %	448,868	$ 7,632	1.70 %	418,525	$ 4,892	1.17 %
Noninterest Bearing Liabilities:									
Demand Deposits	137,152			151,508			154,663		
Other	2,743			3,307			3,016		
Stockholders' Equity	100,627			95,093			88,344		
Total Liabilities and Stockholders' Equity	$ 710,756			$ 698,776			$ 664,548		
Net interest earnings and interest rate spread		$ 30,932	4.10 %		$ 29,309	4.05 %		$ 28,136	4.27 %
Net interest margin (FTE)			4.73%			4.56 %			4.63 %

Net Interest Income

Net interest income is the Corporation's primary source of income. Net interest income is the difference between interest income on earning assets, such as loans and securities, and the interest expense on interest-bearing deposits and other borrowings, such as the Federal funds purchased through a correspondent bank, used to fund such assets. Net interest income is affected by increasing or decreasing interest rates as well as the mix and volume of both the earning assets and funding deposits. Additionally, the composition and characteristics of such assets and deposits contribute to the sensitivity of the balance sheet to changes in interest rates. Examples of these characteristics include loans with floating rates tied to an index, such as the Tri City National Bank reference rate, and the contractual maturities of loans. Similarly, on the deposit side, the ratio of time deposits to deposits with no stated investment term impacts balance sheet sensitivity.

A measure of the interest rate spread and net interest margin will explain changes in net interest income. Interest rate spread is the difference between the yield on earning assets and the rate paid for interest-bearing liabilities that fund those assets. The net interest margin is expressed as the percentage of net interest income to average earning assets. The net interest margin exceeds the interest rate spread because non-interest-bearing sources of funds, principally demand deposits and stockholders' equity, also support earning assets. To compare tax-exempt asset yields to taxable yields, the yield on tax-exempt loans and securities is computed on a taxable equivalent basis. Net interest income, interest rate spread, and net interest margin are discussed on a taxable equivalent basis.

Taxable equivalent net interest income was $30.9 million for 2006, an increase of $1.6 million or 5.5% from 2005. The increase in taxable equivalent net interest income was a function of growth in the commercial and residential real estate loan portfolios resulting in a higher level of earning assets and favorable interest rate changes with maturing loans re-pricing at rates above the rate charged on the prior note. New business loans also contributed higher yields than in prior years. The taxable equivalent net interest margin for 2006 was 4.73% compared to 4.56% for 2005. The 17 basis point ("bp") improvement is attributable to a 5 bp increase in the interest rate spread (with a 60 bp increase on the yields of earning assets substantially offset by a 55 bp increase in cost of deposits and borrowed funds) and an 12 bp increased contribution from net free funds. The margin improvement reverses a three year trend of margin compression. However, the entire interest rate cycle should be viewed in the context of peer performance where the Corporation's net interest margin continues to rank in the top third of over 1,000 similarly sized banks as ranked by the Federal Financial Institutions Examination Council in its peer analysis, the Uniform Bank Performance Report. Short term interest rates increased through the first two quarters of 2006 as the Federal Reserve continued increases to the discount rate which began in 2004. The Fed made four 25 bp increases to the discount rate with the last occurring June 29, 2006 sending this short term rate another 100 bp higher.

For 2006 the yield on earning assets increased 60 bp to 6.35%. This overall increase reflects the improvement in loan yields of 65 bp, from 6.25% in 2005 to 6.90% in 2006 as well as increases in the yields earned on investment securities. In 2006 the yield on taxable investment securities increased 32 bp to 3.87% from 3.55% in 2005. The yield curve remained inverted throughout 2006. The year-end spread between 1 year and 10 year Treasury Constant Maturities was 36 basis points with the 1 year yield at 4.96% vs. the 10 year yield of 4.60% (as noted in the Federal Reserve Statistical Release H.15 of December 26, 2006). As a result, re-pricing opportunities for maturing Treasury investments with maturities of three to five years had less impact than short term investments where yields increased 178 bp to 4.86% in 2006 from 3.08% in 2005. However, since the banking subsidiary was in a net short-term borrowing position more often than it was in a net short-term investing position, this increase adversely affected funding costs while having minimal impact on income. Non taxable (municipal) investment security yields increased to 5.40% in 2006 from 5.03% in 2005 on a tax equivalent basis. The 37 bp increase did not materially impact earnings as the Corporation shifted out of municipal securities.

Interest paid on interest-bearing liabilities also increased dramatically in 2006. Overall funding yields on interest-bearing liabilities increased 55 bp to 2.25%. The increase was significant in four of the five interest-bearing liability categories, as shown in Table 1. Transaction account yields increased 53 bp to 2.11% in 2006 from 1.58% in 2005. Money market deposit yields increased 118 bp to 2.62% in 2006 from 1.44% in 2005. Time deposit yields increased 76 bp to 3.94% in 2006 from 3.18% in 2005, while short term rates already discussed increased interest paid on the Corporation's short term (fed funds) position 197 bp to 5.23% in 2006 from 3.26% in 2005.

Table 2

INTEREST INCOME AND EXPENSE VOLUME AND RATE CHANGE
(Dollars in Thousands)

The following table sets forth, for the periods indicated, a summary of the changes in interest earned (on a fully taxable equivalent basis) and interest paid resulting from changes in volume and rates:

	2006 Compared to 2005 Increase (Decrease) Due to			2005 Compared to 2004 Increase (Decrease) Due to		
	Volume	Rate(1)	Net	Volume	Rate(1)	Net
Interest earned on:						
Loans	$ 1,289	$ 3,365	$ 4,654	$ 3,001	$ 1,545	$ 4,546
Taxable investment securities	123	304	427	(115)	173	58
Nontaxable investment securities	(1,048)	122	(926)	(623)	(76)	(699)
Federal funds sold	260	168	428	(7)	15	8
Total interest-earning assets	$ 624	$ 3,959	$ 4,583	$ 2,256	$ 1,657	$ 3,913
Interest paid on:						
Transaction accounts	456	828	1,284	70	550	620
Money market	(4)	546	542	(15)	322	307
Savings deposits	(46)	128	82	-	40	40
Other time deposits	677	949	1,626	355	799	1,154
Short-term borrowings	(660)	86	(574)	162	457	619
Total interest-bearing liabilities	$ 423	$ 2,537	$ 2,960	$ 572	$ 2,168	$ 2,740
Increase (decrease) in net interest income			$ 1,623			$ 1,173

(1) The change in interest due to both rate and volume has been allocated to rate changes.

Table 2 shows the year to year rate and volume comparisons for interest income and expense. For interest earned on total interest-earning assets, the comparison of 2006 to 2005 shows volume changes increased taxable equivalent net interest income $0.6 million. Rate changes increased income $4.0 million resulting in a combined increase of $4.6 million in total taxable net interest income. For interest paid, Table 2 also shows rate and volume comparisons. The change in interest expense on total interest-bearing liabilities due to volume was $0.4 million for 2006 compared to 2005. Change due to rate was the primary factor in increased funding cost, contributing $2.6 million additional interest expense for a total increase of $3.0 million interest paid. The increase in net interest income was $1.6 million, the result of $4.6 million increase in interest earned on total interest-earning assets partially offset by the $3.0 million increase in interest paid on total interest-bearing liabilities.

A review of the changes to interest earned due to volume and rate for individual asset categories reveals increases due to loan rate (re-pricing of matured loans in 2006) to be the largest contributor accounting for $3.4 million of the $4.7 million increase to interest earned on loans. Average loan volume growth of $20.6 million to $515.1 million (as shown in Table 1) increased interest earned on loans the remaining $1.3 million. Interest earned on taxable investment securities increased $0.4 million with most of the change ($0.3 million) attributable to rate increases. A shift away from municipal investments was the primary reason for a net decrease of $0.9 million in interest earned in the nontaxable investment securities asset category. A volume decrease of $20.8 million reduced average balances to $32.7 million (as shown in Table 1) and decreased interest earned $1.0 million. This decrease was partially offset by a $0.1 million earnings increase due to rising rates. Federal funds sold, the remaining asset category increased $0.4 million due primarily to an increase of $8.4 million in volume. Excess funds due to a decrease in loan demand were invested in this short term investment on a daily basis in the first half of 2006.

A review of the changes to interest paid for individual liability categories reveals increases due to rate, especially on transaction accounts and time deposits, to be the largest contributors accounting for $0.8 million and $0.9 million respectively. Transaction accounts include interest-bearing municipal NOW accounts. The rates are tied to the federal funds market which has experienced regular and significant increases from 2004 through 2006 resulting in the increased interest paid due to rate increases of $0.8 million. Additionally, the banking subsidiary was successful in acquiring several new municipal relationships including the City of West Allis late in 2005 and the City of South Milwaukee in 2006. As a result interest paid on transaction accounts increased due to volume by $0.5 million. Total interest paid on transaction accounts increased $1.3 million. Interest paid on money market accounts increased $0.5 million due entirely to rate increases. The most significant category increase in interest paid was a $1.6 million increase in time deposits. Both volume and rate increases played a part. Volume increased average balances $21.3 million to $125.7 million (as shown in Table 1) resulting in an increase of $0.7 million interest paid. The Corporation's banking subsidiary maintained competitive pricing of yields paid on certificates at deposit throughout 2006, and relied less on special pricing activities that were used in prior years. Nonetheless, rate increases on renewing certificates of deposits resulted in increased interest paid of $0.9 million. Interest paid on short-term borrowings, the remaining liability category, decreased $0.6 million. The entire $0.6 million decrease was due to volume as the banking subsidiary did not have the need to borrow funds in the first half of 2006 since loan demand slowed. All of these increases in interest expense were necessary to remain competitive in attracting and retaining core deposits to fund the subsidiary bank's loan growth.

Table 3

SELECTED AVERAGE BALANCES
(Dollars in Thousands)

ASSETS	2006	2005	Dollar Change	Percent Change
Loans:				
Commercial	$ 347,022	$ 324,722	$ 22,300	6.9 %
Residential real estate	138,069	134,723	3,346	2.5
Consumer	29,983	35,013	(5,030)	(14.4)
Total Loans	515,074	494,458	20,616	4.2
Investment securities:				
Taxable	96,782	93,327	3,455	3.7
Tax-exempt	32,653	53,502	(20,849)	(39.0)
Short-term investments	9,451	1,008	8,443	837.2
Securities and short-term investments	138,886	147,837	(8,951)	(6.1)
Total earning assets	653,960	642,295	11,665	1.8
Other Assets	56,796	56,481	315	0.6
Total Assets	$ 710,756	$ 698,776	$ 11,980	1.7 %
LIABILITIES & STOCKHOLDERS' EQUITY				
Interest-bearing deposits:				
Savings deposits	$ 136,404	$ 144,673	$ (8,269)	(5.7) %
Transaction account deposits	157,293	128,420	28,873	22.5
Money market deposits	46,476	46,721	(245)	(0.5)
Time deposits	125,681	104,402	21,279	20.4
Total interest-bearing deposits	465,854	424,216	41,638	9.8
Short-term borrowings	4,380	24,652	(20,272)	(82.2)
Total interest-bearing liabilities	470,234	448,868	21,420	4.8
Noninterest-bearing demand deposits	137,152	151,508	(14,356)	(9.5)
Accrued expenses and other liabilities	2,743	3,307	(564)	(17.1)
Stockholders' equity	100,627	95,093	5,534	5.8
Total liabilities and stockholders' equity	$ 710,756	$ 698,776	$ 11,980	1.7%

As shown in Table 3 average earning assets were $654.0 million in 2006, an increase of $11.7 million (1.8%) from 2005. The loan portfolio contributed $20.6 million of new earning assets, an increase of 4.2%, driven primarily by commercial loan and commercial real estate loan growth. Compared to 2005, the banking subsidiary decreased its average securities and short term investments by $9.0 million (6.1%), deploying those funds instead to higher yielding loans. Total average assets increased $12.0 million, or 1.7%.

The increase in average earning assets in 2006 was supported by an increase in average interest-bearing liabilities of $41.6 million, (9.8%) over 2005. This growth occurred primarily in transaction accounts which increased $28.9 million, (22.5%), and time deposits which increased $21.3 million (20.4%). Short term borrowings decreased significantly, $20.3 million (82.2%) and, as a result the net increase for total interest-bearing liabilities, was $21.4 million (4.8%) over 2005. Average stockholders' equity increased $5.5 million, (5.8%). Total liabilities and stockholders' equity increased $12.0 million, (1.7%) over 2005.

Provision for Loan Losses

The provision for loan losses in 2006 was $240,000 versus $175,000 in 2005 and $435,000 in 2004. The banking subsidiary's loan portfolio quality remains high. As of December 31, 2006 the allowance for loan losses was $5.7 million compared to $5.7 million at December 31, 2005 and $5.6 million at year end 2004. Net charge offs for 2006 were $197,000 compared to $151,000 for 2005 and $82,000 for 2004. Net charge offs as a percent of average loans were 0.04%, 0.03% and 0.02% for 2006, 2005 and 2004 respectively. The ratio of the allowance for loan losses to total loans was 1.07%, down from 1.10% at December 31, 2005 and 1.20% at December 31, 2004. Nonperforming loans at December 31, 2006 were $3.4 million compared to $2.9 million at December 31, 2005 and $2.0 million at December 31, 2004.

Table 4 summarizes loan loss allowance balances at the beginning and end of each year; changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged-off, by loan category; additions to the allowance which have been charged to expense; and selected performance ratios.

Table 4

SUMMARY OF LOAN CHARGE OFFS, RECOVERIES AND PROVISIONS FOR LOAN LOSS (Dollars in Thousands)

Year Ended December 31,	2006	2005	2004	2003	2002
Balance of allowance for loan losses at beginning of period	$ 5,666	$ 5,642	$ 5,289	$ 5,119	$ 4,827
Loans charged-off					
Commercial	102	97	7	9	27
Real Estate	26	50	22	135	86
Installment	165	180	194	195	115
Total loans charged-off	293	327	223	339	228
Recoveries of loans previously charged-off:					
Commercial	30	2	1	2	2
Real Estate	0	54	44	35	53
Installment	66	120	96	52	45
Total recoveries	96	176	141	89	100
Net loans charged-off	197	151	82	250	128
Additions to allowance charged to expense	240	175	435	420	420
Balance at end of period	$ 5,709	$ 5,666	$ 5,642	$ 5,289	$ 5,119
Ratio of net loans charged-off (recoveries) during the period to average loans outstanding	0.04%	0.03%	0.02%	0.06%	0.03%
Ratio of allowance at end of year to total loans	1.07%	1.10%	1.20%	1.28%	1.29%

The provision for loan loss results from a methodology to assess qualitative and quantitative factors to determine the adequacy of the allowance for loan losses. Factors considered are the size of the portfolio, levels of nonperforming loans, historical losses, risk inherent in certain categories of loans, concentrations of loans to certain borrowers or certain industry segments, economic trends, collateral pledged, and other factors which could affect loan losses as discussed in Table 9.

Non-interest Income

Total non-interest income was $10.4 million for 2006, an increase of $0.9 million (10.0%) from $9.5 million for 2005. The increase is primarily the result of increased revenue from service charges and fees on retail deposit accounts increasing $1.5 million in 2006 to $8.2 million. These fees are driven by the number of accounts and the activity within those accounts. The subsidiary bank's marketing program continued to produce significant new retail account openings over 2005 totals. The courtesy payment of customer overdrafts, resulting in the receipt of overdraft fees, is the primary factor contributing to the revenue increase in 2006, plus continued double digit growth of EZ Pay check card activity resulting in a significant increase in merchant discount paid to the banking subsidiary as card issuer. Loan servicing income increased $0.1 million on fees generated by payment collection, escrow collection and disbursement for loans serviced for the Federal Home Loan Mortgage Corporation (FHLMC). Competitive pricing of loans for sale in the secondary market, such as FHLMC, in the 2006 rate environment provided little opportunity to sell the assets over par. As a result, income from the gain on sale of loans decreased $0.2 million (37.2%). Other non-interest income decreased $0.4 million due to a one-time gain in 2005 of $0.7 million realized on the sale of stock of Pulse, Inc. (the operator of our ATM network) by the banking subsidiary.

Table 5

NON-INTEREST INCOME

Year Ended December 31,	2006	2005	2004
Service charges on deposits	$ 8,222,625	$ 6,724,744	$ 6,310,799
Loan servicing income	197,558	158,564	102,619
Net gain on sale of loans	301,515	480,270	823,380
Increase in cash surrender value of life insurance	415,934	391,071	361,935
Other income	1,282,538	1,716,861	872,237
Total non-interest income	$ 10,420,170	$ 9,471,510	$ 8,470,970

Non-interest Expense

Total non-interest expense for 2006 was $26.4 million, an increase of $1.9 million (7.8%) from 2005.

Table 6

NON-INTEREST EXPENSE

Year End December 31,	2006	2005	2004
Salaries and employee benefits	$ 14,577,454	$ 13,670,042	$ 13,224,810
Occupancy	2,419,437	2,175,588	2,135,640
Furniture and equipment	1,851,745	1,805,026	1,682,825
Computer services	2,176,339	1,849,486	1,744,428
Advertising and promotional	1,429,781	1,355,937	634,139
Regulatory agency assessments	212,913	239,642	233,092
Office supplies	584,596	581,963	493,393
Other expenses	3,172,262	2,808,596	2,809,205
Total non-interest expense	$ 26,424,527	$ 24,486,280	$ 22,957,532

Salaries and employee benefits increased $0.9 million (6.6%) to $14.6 million compared to 2005. This increase was primarily due to staffing four new in-store locations and the addition of two senior management positions at the corporate level. Occupancy expenses increased $0.2 million (11.2%) to $2.4 million as a result of the new locations and increased utility expenses. Equipment expenses increased modestly $50,000 (2.5%) to 1.9 million. Computer service expense increased $0.3 million (17.7%) due to three factors; a change in telecommunications and upgrades in the wide area network, enhanced services for the banking subsidiary to provide additional fraud monitoring for customer accounts and additional new account volume. Advertising increased $0.1 million to $1.4 million in 2006 as the banking subsidiary continued the direct mail marketing begun in 2005. The results have been favorable as the bank doubled 2004 new retail account production both in 2006 and 2005. Assessments and supply overhead remained relatively unchanged from 2005 to 2006. Other non-interest expenses increased $0.4 million (13.0%) to $3.2 million compared to 2005. Costs associated with higher volumes of new accounts such as postage and internet usage by new customers accounted for most of the additional expense.

Income Taxes

Income tax expense for 2006 was $4.8 million up $0.5 million from 2005 income tax expense of $4.3 million. The Corporation's effective tax rate (income tax expense divided by income before income taxes) was 34.1% in 2006, 32.2% in 2005 and 30.5% in 2004.

The increase in the effective tax rate for 2006 was primarily due to a shift in the investment strategy of the Corporation and its subsidiaries from tax advantaged municipal investments to taxable government securities (as represented by the average balances in Table 3).

BALANCE SHEET ANALYSIS

Loans

Total loans were $534.7 million at December 31, 2006, an increase of $18.1 million, or 3.5%, from 2005. Loans originated by the Corporation's banking subsidiary are loans to small businesses and individuals in the communities served in the greater Milwaukee market. Although the legal lending limit of the banking subsidiary equaled $15.5 million as of December 31, 2006, most of the portfolio consists of borrowers with credit needs of $5 million and below. In fact, most borrowers' credit relationships total less than $1 million.

The following table presents information concerning the composition of the Bank's loans held for investment at the dates indicated.

Table 7

LOAN PORTFOLIO COMPOSITION
(Dollars in Thousands)

Year ended December 31,

	2006		2005		2004		2003		2002	
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial	$ 32,545	6.09%	$ 26,463	5.12%	$ 27,404	5.82%	$ 27,658	6.71%	$ 28,587	7.19%
Real estate: construction	42,180	7.89	60,178	11.65	44,502	9.44	38,609	9.37	38,125	9.58
Real estate-mortgage:										
Single family	208,048	38.91	198,828	38.49	189,786	40.27	160,934	39.03	158,723	39.90
Multi-family	15,794	2.95	11,386	2.20	10,092	2.14	8,271	2.01	10,490	2.64
Commercial real estate	221,080	41.35	201,349	38.98	174,223	36.97	150,270	36.45	133,141	33.47
Total real estate	487,102	91.11	471,741	91.32	418,603	88.82	358,084	86.86	340,479	85.59
Installment	15,009	2.81	18,353	3.56	25,238	5.36	26,533	6.43	28,718	7.22
Total loans	$534,656	100.00%	$516,557	100.00%	$471,245	100.00%	$ 412,275	100.00%	$ 397,784	100.00%

As Table 7 indicates, commercial loans were $32.5 million at year end 2006, up $6.1 million (23.0%) from year-end 2005 and comprise 6.09% of the total loan portfolio. Commercial loans are collateralized by general business assets such as equipment, receivables and inventory and have no real estate component.

Real estate construction loans decreased $18.0 million, or 30% to $42.2 million, representing 7.9% of the total loan portfolio at the end of 2006, compared to $60.2 million or 11.7% of the total loan portfolio at the end of 2005. Loans in this category include loans to individuals for construction of owner-occupied single family residences. However, the category consists primarily of loans to developers that provide financing for the acquisition or development of commercial real estate and residential subdivisions. The softened real estate market and resulting increased inventories of residential real estate lots decreased demand for development loans. Real estate construction loans are made to developers who are well known to the Corporation, have prior successful project experience and are well capitalized. Loans are made to customers in the Corporation's southeastern Wisconsin market who have experience and knowledge of the local economy. Real estate construction loans of this type are generally larger in size and involve greater risks than residential mortgage loans because payments depend on the success of the project or the successful management of the property. The Corporation will generally make credit extensions to borrowers with adequate outside liquidity to support the project in the event the actual performance is less than projected.

Residential real estate loans (single family and 2-4 family dwellings) totaled $208.0 million, an increase of $9 million, or 4.6%. These single family mortgage loans comprised 38.9% of the Corporation's total loan portfolio, compared to 38.5% at year end 2005. These loans to area residents, the second largest component of the Corporation's portfolio, represent the lowest risk with individual loans averaging $75,000 and no single loan exceeding $1 million. They provide a foundation for the sale of all other retail banking products and have always been a staple of the portfolio. Loans in this category are generally made with maturities of 1, 2 or 3 years to provide a re-pricing opportunity to the Corporation when rates move. Amortization periods offered to customers are 20-25 years depending on equity and loan-to-value ratios. Customers seeking long term rate locks choose the secondary market products offered by the banking subsidiary where rates can be fixed for 15, 20 or 30 years. These loans are then sold and, as a result, do not impact the portfolio yields.

Multi-family real estate loans increased $4.4 million (38.7%) to $15.8 million, representing 3.0% of the total loan portfolio at December 31, 2006 compared to $11.4 million (2.2%) at year end 2005. The loans in this category are secured by properties with more than four family dwelling units. The Corporation remains conservative in requiring equity ample to sustain reasonable debt service coverage in the event of interest rate pressure. Loans in this category typically have maturities of 3, 4 or 5 years and are amortized over 15-20 years.

Commercial real estate loans (non-residential real estate loans) are now the largest component of the Corporation's loan portfolio. The commercial real estate loans increased $19.7 million (9.8%) to $221.0 million at December 31, 2006, compared to $201.3 million at year end 2005. This class of loans makes up the largest component of the total loan portfolio at 41.4%, slightly greater than single family mortgage loans at 38.9% of the total loan portfolio as of year end 2006. The Corporation's efforts are focused on owner occupied, improved property such as office buildings, warehouses, small manufacturing operations, and retail facilities located in its market areas. The Corporation's $15.5 million legal lending limit would permit it to compete for activity in the middle market segment, but management prefers to seek small businesses as its primary target borrower. Loans to such businesses are approved based on the creditworthiness, economic feasibility and cash flow abilities of the borrower. As displayed in Table 4, the loan loss experience of the Corporation has historically been favorable with no adverse trends.

Total real estate loans increased $15.4 million, or 3.3%, to $487.1 million at December 31, 2006. Such loans account for 91.1% of the Corporation's total loan portfolio and, as previously discussed, are a key driver of the Corporation's earning assets.

Installment loans declined $3.4 million, or 18.2%, to $15.0 million at year end 2006 compared to $18.4 million at December 31, 2005. This decline is partially responsible due to the subsidiary bank's student loan portfolio declined $1.1 million. The remaining decrease in installment lending is because regular retail / consumer lending is no longer a growth area. These retail loans are highly competitive with the automobile industry offering incentive pricing and financing. Additionally the home equity market is highly competitive in the area of low equity or no equity HELOCs. The banking subsidiary offers a standard 80% loan-to-value Home Equity Line of Credit ("HELOC") product.

To ensure credit quality, overall credit management requires sound loan underwriting and administration, systematic monitoring of existing loans, effective loan review, early identification of problem loans, an adequate allowance for loan losses and valid non-accrual and charge off policies.

The Corporation has continued to improve its credit risk management process. The fundamental control is a detailed underwriting process which includes weekly credit review meetings to allow quick approvals and senior lender review. Periodic review of borrowers' loans and relationships occur as dictated by the type of credit. Single family amortizing real estate loans may only be reviewed every three years at note maturity, whereas a commercial facility is reviewed at least annually. The banking subsidiary's centralized loan operation was upgraded and moved to a larger facility late in 2005 in the lower level of the West Allis banking facility located at 10909 W. Greenfield Avenue. This location is even more centrally located for the metropolitan offices and offers expanded space to support the growth experienced in our loan portfolio. Loan "Ops" serves all branch loan officers and controls documentation, preparation, servicing and exception tracking.

Loan maturity distribution and interest rate sensitivity are displayed in Table 8 below. Since over 91% of the loan portfolio is collateralized by real estate as shown in Table 7, Table 8 has not been divided by loan classification. As of December 31, 2006, $500.2 million or 93.5% of the total loan portfolio is repricable within a three year period resulting from the banking subsidiary's use of a three year note as its primary loan instrument. Of this total, $250.7 million or 46.9% is repricable in one year or less, which is a positive factor in the rising rate environment experienced in 2005 and 2006.

Table 8

Loan Maturity Distribution and Interest Rate Sensitivity

Repricable within	Amount	
0 – 90 days	$ 144.9	Million
91 – 365 days	$ 105.8	Million
1 year	$ 250.7	Million
3 years	$ 249.5	Million
5 years	$ 30.4	Million
Over 5 years	$ 4.1	Million
	$ 534.7	Million

Allowance for Loan Losses

The loan portfolio is the primary asset subject to credit risk. Credit risk is controlled and monitored through the use of lending standards, management's close review and underwriting of potential borrowers, and on-going review of loan payment performance. Management of credit risk and minimization of loan losses is a high priority of senior management, who uses an ongoing program for early identification of problem loans with timely resolution.

Table 9 summarizes loan loss allowance balances at the beginning and end of each year, changes in the allowance for loan losses arising from loans charged off and recoveries on loans previously charged-off, additions to the allowance which have been charged to expense and selected performance ratios.

Table 9

SUMMARY OF ALLOWANCE FOR LOAN LOSS
(Dollars in Thousands)

Year ended December 31,	2006	2005	2004	2003	2002
Balance of allowance for loan losses at Beginning of period	$ 5,666	$ 5,642	$ 5,289	$ 5,119	$ 4,827
Total loans charged-off	(293)	327	(223)	(339)	(228)
Total recoveries	96	176	141	89	100
Net loans charged-off	(197)	(151)	(82)	(250)	(128)
Additions to allowance charged to expense	240	175	435	420	420
Balance of allowance for loan losses at end of period	$ 5,709	$ 5,666	$ 5,642	$ 5,289	$ 5,119
Total Loans	$534,656	$516,556	$471,245	$412,275	$397,784
Total non-performing loans	$ 3,417	$ 2,910	$ 1,963	$ 1,461	$ 2,698
Ratio of allowance for loan losses to total non-performing loans	1.7	1.9	2.8	3.6	1.9
Ratio of net loans charged-off (recoveries) during the period to average loans outstanding	0.04%	0.03%	0.02%	0.06%	0.03%
Ratio of allowance at end of year to total Loans	1.07%	1.10%	1.20%	1.28%	1.29%

The allowance for loan losses represents management's estimate of an amount adequate to provide for probable credit losses in the loan portfolio. To assess the adequacy of the allowance for loan losses, senior management uses significant judgment focusing on changes in the size and the character of the portfolio, changes in levels of nonperforming loans, risks identified within specific credits, existing economic conditions, underlying collateral, historic losses within the portfolio, as well as other factors that could affect probable credit losses.

At December 31, 2006 the allowance for loan losses was virtually unchanged at $5.71 million, compared to $5.66 million at year end 2005 and $5.64 million at year end 2004. As of December 31, 2006, the allowance for loan losses to total loans was 1.07% and covered 1.7 times nonperforming loans, compared to an allowance of 1.10% covering 1.9 times non-performing loans at December 31, 2005 and an allowance of 1.20% covering 2.8 times of non-performing loans at December 31, 2004. As of December 31, 2006 total loans have grown to $534.7 million from $516.6 million as of December 31, 2005 and $471.2 million as of December 31, 2004. Non performing loans were $3.4 million or 0.64% of total loans as of December 31, 2006 as compared to $2.9 million or 0.56% at year end 2005 and $2.0 million or 0.42% at year end 2004. Net charge offs were $197,000, $151,000, and $82,000 for 2006, 2005, and 2004 respectively. Loans charged off are subject to continuous review, and specific efforts are taken to achieve maximum recovery of principal, accrued interest, and related expenses.

Although growth in total loans from 2005 to 2006 continued, underwriting standards were maintained. Historical levels of loan losses and non-performing loans are regarded by management as being favorable to our peers in the industry. Credit administration continues to have high priority, with management monitoring the Corporation's loan portfolio so as to identify potential loan situations and to address any weaknesses promptly. Because the portfolio continually changes, the allocation of the allowance for loan losses is performed for analytical purposes, and does not necessarily indicate a trend of future losses. In management's opinion, the allowance for loan losses is adequate to absorb losses inherent in the loan portfolio.

Investment Securities Portfolio

The investment securities portfolio is intended to provide the Corporation with adequate liquidity, flexibility in asset/liability management, a source of stable income, and is structured to have minimum credit exposure to the Corporation. It is the practice of the Corporation to hold securities to maturity.

Table 10

INVESTMENT SECURITIES PORTFOLIO
(Dollars in Thousands)

Year ended December 31,	2006 Amortized Cost	2005 Amortized Cost	2004 Amortized Cost
Investment securities held-to-maturity:			
U.S. Government and corporations	$ 90,624	$ 92,321	$ 90,320
Obligations of states and political subdivisions (non-taxable)	24,190	41,178	58,674
Obligations of states and political subdivisions (taxable)	3,499	4,412	10,457
Total investment securities	$ 118,313	$ 137,911	$ 159,451
Fair value of investment securities	$ 116,997	$ 135,891	$ 159,585
Total assets at year end	$ 770,014	$ 742,308	$ 696,618
Average earning assets	$ 653,960	$ 642,295	$ 607,632

At December 31, 2006 the total carrying value of investment securities represented 15.4% of total assets, compared to 18.6% at year end 2005 and 22.9% at year end 2004. The investment portfolio represented 18.1%, 21.5% and 26.2% of average earning assets for 2006, 2006 and 2004, respectively.

The shift in investment mix from fewer municipal securities to more U.S. government agency securities is the result of the Corporation taking advantage of better liquidity and collateral eligibility on the U.S. government agencies as compared to municipal obligations. Management maintains overall quality as well as addresses its asset/liability management concerns by limiting purchases of non U.S. government agency securities to rated investments of high quality or, on a limited basis, well known local non-rated issues. Diversity in the portfolio is maintained by limiting the amount of investment to any single debtor. At December 31, 2006, the Corporation's securities portfolio did not contain any obligations of any single issuer that were payable by the same source of revenue or taxing authority where the aggregate carrying value of such securities exceeded 3.5% of stockholders' equity.

The following table sets forth the maturities of investment securities at December 31, 2006, the weighted average yields of such securities (calculated on the basis of the cost and effective yields weighted for the scheduled maturity of each security) and the tax-equivalent adjustment used in calculating the yields.

Table 11

INVESTMENT SECURITIES PORTFOLIO MATURITY DISTRIBUTION
(Dollars in Thousands)

	Maturity					
	Within One Year		After One Within Five Years		After Five Within Ten Years	
Year ended December 31, 2006	Amount	Yield	Amount	Yield	Amount	Yield
U.S. government agencies and Corporations	$ 15,000	3.16%	$ 73,633	4.03%	$ 1,991	5.96%
Obligations of states and political subdivisions (non-taxable)	7,787	5.66	15,891	5.43	512	4.56
Obligations of states and political subdivisions (taxable)	655	4.26	2,844	5.54	-	-
	$ 23,442		$ 92,368		$ 2,503	
Tax equivalent adjustment for calculation of yield	$ 165		$ 298		$ 8	

Note: The weighted average yields on tax-exempt obligations have been computed on a fully tax-equivalent basis assuming a tax rate of 34%.

Expected maturities will differ from contractual maturities, as borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

Deposits

Deposits are the Corporation's largest source of funds. The Corporation, through its banking subsidiary, competes in the metropolitan Milwaukee market with other financial institutions such as banks, thrifts and credit unions, as well as non-bank institutions, for retail and commercial deposits. Additionally, it competes for deposits with investment alternatives such as mutual funds and brokerage houses. The Corporation continues to market its checking accounts and has had continued success in 2006 with a new product line introduced in 2005 which includes completely free checking (non-interest bearing), several options for interest bearing checking and Investor Checking, a tiered product offering the highest yield to customers with checking balances over $25,000. The interest bearing checking options offered are desirable to the bank as low cost core deposit growth. Consumers earn interest, but the yields paid in this marketplace on such products are low when compared to other funding costs.

Table 12

AVERAGE DAILY BALANCE OF DEPOSITS AND AVERAGE RATE PAID ON DEPOSITS
(Dollars in Thousands)

Year ended December 31,	2006		2005		2004	
	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest-bearing demand deposits	$137,152		$151,508		$154,663	
Interest-bearing transaction deposits	203,769	2.27%	175,141	1.54%	171,007	1.04%
Savings	136,404	0.66	144,673	0.57	144,699	0.54
Time deposits (excluding time certificates of deposit of $100,000 or more)	77,167	4.43	53,555	4.18	58,228	2.30
Time deposits ($100,000 or more)	48,515	3.14	50,847	2.12	31,488	2.62
	$603,007		$575,724		$560,085	

At December 31, 2006 average daily deposits were $603.0 million, up $27.3 million or 4.7% over December 31, 2005. As indicated in Table 12, average non-interest bearing demand deposits decreased $14.4 million (9.3%) to $140.1 million at December 31, 2006. While commercial account average balances were unchanged year to year in this demand deposit category, personal checking account average balances decreased $14.1 million accounting for nearly all of the decline. Industry standards indicate the average life of a personal checking is 5.6 years, and therefore account turnover is a regular part of the banking subsidiary's deposit movement. In addition to normal attrition, 2006 saw continued conversion of long-time customers to accounts in the banking subsidiary's new product line. Most of those shifted to interest bearing checking accounts. These accounts pay an interest rate of 0.25% and are very desirable core deposits whether new or converted. Including the shift from non-interest bearing demand deposits, the average daily balance for interest bearing transaction accounts increased a total of $28.6 million (16.3%) to $203.8 million for the year ending December 31, 2006. The remainder of the increase is attributable to new municipal deposit relationships. Interest bearing municipal NOW accounts increased $15.8 million to $24.7 million with the acquisition of two new relationships, the City of West Allis and the City of South Milwaukee. Interest paid on these larger deposits is a competitive rate tied to federal funds. As displayed in Table 12, the blended rate in 2006 for interest bearing checking is 2.27%. The average daily balance of savings accounts decreased $8.3 million (5.7%) to $136.4 million for the year ended December 31, 2006. Rate increases have signaled a return to time deposits for higher yielding accounts. The average daily balance of time deposits increased a total of $21.3 million (20.4%) to $125.7 million with certificates of deposit over $100,000 increasing to $77.2 million and time deposits less than $100,000 increasing to $48.5 million. Table 13 indicates the maturity distribution of all time deposits in amounts of $100,000 and greater.

The banking subsidiary generates core deposits to fund earning assets and has never relied on brokered deposits for growth. At December 31, 2006 there were no brokered deposits in the Corporation.

Table 13

MATURITY DISTRIBUTION
DEPOSITS IN AMOUNTS OF $100,000 AND OVER
(Dollars in Thousands)

December 31, 2006:

Three months or less	$ 10,127
After 3 through 6 months	10,248
After 6 through 12 months	7,121
After 1 year through 2 years	5,472
After 2 years through 3 years	1,125
After 3 years through 4 years	10,769
After 4 years through 6 years	3,653
	$ 48,515

Other Funding Sources

The banking subsidiary meets daily funding needs through other short-term borrowings; principally its Federal funds purchased facilities with two correspondent banks and its treasury, tax and loan facility with the U.S. Treasury. The banking subsidiary had no Federal funds purchased at year end 2006 or 2005. Treasury, tax and loan borrowings totaled $3.5 million and $2.4 million at year end 2006 and 2005, respectively. The Federal funds purchased facility is a non-collateralized demand borrowing. The treasury tax and loan notes are demand notes representing secured borrowings from the U.S. Treasury, collateralized by qualifying securities. The funds are placed with the subsidiary bank at the discretion of the U.S. Treasury and may be called at any time. See also the "Liquidity" section below.

Liquidity

The objective of liquidity management is to ensure that the corporation and its banking subsidiary has the ability to generate sufficient cash or cash equivalents in a timely and cost efficient manner so as to meet the commitments as they fall due. Funds are available from a number of sources, primarily from core deposits and loan and security repayments and/or maturities. If needed, additional liquidity can come from the sale of portfolio securities or loans, lines of credit with major banks and the banking subsidiary's ability to acquire deposits.

It has been management's practice not to sell loans or securities prior to maturity. The use of its credit facilities has been the principal source of funding for liquidity when needed. At year end 2006, the banking subsidiary has a combined $85 million approved Federal funds purchased facility with two correspondent banks and has the ability to borrow an additional $52.6 million under reverse repurchase agreements. Management has avoided the use of brokered deposits, however the banking subsidiary has, through its normal day-to-day activity, developed deposit relationships with a number of local government entities and has pledged securities and loans to these depositors to meet their securitization requirements. The banking subsidiary's free securities available for the reverse repurchase agreements are in addition to securities pledged to specific depositors. The banking subsidiary continues to attract deposits through offering competitive deposit rates while offering a high level of service through extended hours, seven days per week banking and its thirty-four locations in the Milwaukee metropolitan area.

Off-Balance Sheet Arrangements

The Corporation utilizes certain derivative financial instruments to meet the ongoing credit needs of its customers and in order to manage the market exposure of its residential loans held for sale and its commitments to extend credit for residential loans. Derivative financial instruments include commitments to extend credit. The Corporation does not use interest rate contracts (e.g. swaps) or other derivatives to manage interest rate risk and has none of these instruments outstanding. The banking subsidiary does have, through its normal operations, loan commitments and standby letters of credit outstanding as of December 31, 2006 in the amount of $86.1 million and $5.8 million respectively. These are further explained in Note 15 of Notes to Consolidated Financial Statements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk arises from exposure to changes in interest rates, exchange rates, commodity prices, and other relevant market rate or price risk. Market risk in the form of interest rate risk is measured and managed through the asset/liability management system. The Corporation uses financial modeling techniques that measure the sensitivity of future earnings due to changing rate environments to measure interest rate risk. Policies approved by the Board of Directors limit exposure of earnings at risk. General interest rate movements are used to develop sensitivity and monitor exposure at one year. These limits are based on the Corporation's exposure to a 100 bp and 200 bp immediate and sustained parallel rate move, either upward or downward.

The Corporation's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of the Corporation's transactions are denominated in United States dollars, with no specific foreign exchange exposure.

Interest Rate Risk

Interest Rate Risk ("IRR") is the exposure of a banking organization's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and stockholder value. However, excessive levels of IRR could pose a significant threat to the Corporation's earnings and capital base. Accordingly, effective risk management that maintains IRR at prudent levels is essential to the Corporation's safety and soundness.

When assessing IRR, the Corporation seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain IRR at prudent levels with consistency and continuity. Evaluating the quantitative level of IRR exposure requires the Corporation to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity and, where appropriate, asset quality.

Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and pays on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. For example, assume that an institution's assets carry intermediate or long-term fixed rates and that those assets are funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will either have lower net interest income or, possibly, net interest expense. Similar risks exist when assets are subject to contractual interest rate ceilings, or rate-sensitive assets are funded by longer-term, fixed-rate liabilities in a decreasing rate environment.

Financial institutions are also subject to prepayment risk in falling rate environments. For example, mortgage loans and other financial assets may be prepaid by a debtor so that the debtor may refund its obligations at new, lower rates. Prepayments of assets carrying higher rates reduce the Corporation's interest income and overall asset yields. Certain portions of an institution's liabilities may be short-term or due on demand, while most of its assets may be invested in long-term loans or investments. Accordingly, the Corporation seeks to have in place sources of cash to meet short-term demands. These funds can be obtained by increasing deposits, borrowing or selling assets. Also, short-term borrowings provide additional sources of liquidity for the Corporation.

Several ways an institution can manage IRR include: selling existing assets or repaying certain liabilities; matching repricing periods for new assets and liabilities by shortening terms of new loans or investments. The Corporation, through its banking subsidiary has employed all these strategies in varying degrees. An institution might also invest in more complex financial instruments intended to hedge or otherwise change IRR. Interest rate swaps, futures contracts, options on futures and other such derivative financial instruments often are used for this purpose. The Corporation has never purchased such derivative financial instruments.

Table 14

CONTRACTUAL OBLIGATIONS
PAYMENTS DUE BY PERIOD
(In Thousands)

Contractual Obligations	Total	Less Than One Year	One to Three Years	Three to Five Years	More than Five Years
Certificates of Deposit and Other Time Deposits	$125,137	$ 84,197	$ 21,533	$ 19,407	-
Short-Term Debt Obligations	3,470	3,470	-	-	-
Minimum Operating Lease Obligations	2,714	714	1,345	590	65
Total	$ 131,321	$ 88,381	$ 22,878	$ 19,997	$ 65

In order to measure earnings sensitivity to changing rates, the Corporation uses two different measurement tools: static gap analysis, and simulation of earnings. The static gap analysis starts with contractual repricing information for assets and liabilities. These items are then combined with repricing estimations for administered rate (interest-bearing demand deposits, savings, and money market accounts) and non-rate related products (demand deposit accounts, other assets, and other liabilities) to create a baseline repricing balance sheet. In addition to the contractual information, residential mortgage whole loan products are adjusted based on industry estimates of prepayment speeds that capture the expected prepayment of principal above the contractual amount.

At the end of 2006, the Corporation's balance sheet was liability sensitive to interest rate movements for principal amounts maturing in one year. Asset sensitive means that assets will reprice faster than liabilities. In a rising rate environment, an asset sensitive bank will generally benefit. Liability sensitive means interest bearing deposits will reprice faster than assets. In a rising rate environment a liability sensitive bank will generally not benefit. As indicated in Table 15, the Corporation's earning assets mature primarily in 2007, 2008 and 2009, while funding is dominantly short term, with $398.7 million in savings and interest bearing checking accounts that have no stated maturity and are considered to be floating rate funds. Historically, the Corporation has relied on core deposit growth in these areas because funding costs for both products are the lowest of the various interest bearing products offered by financial institutions. After years of movement out of traditional certificates of deposit, the trend reversed in 2005 as rates increased. Depositors who moved from time deposits to short term investments such as money market and savings accounts made a significant shift back into time deposits. Year-end 2006 actual balances in time deposits decreased minimally $1.9 million (1.5%) to $125.1 million as of December 31, 2006, after an increase of $38.2 million (43%) in actual year-end balances as of December 31, 2005. The effect of this deposit mix movement was partially offset by continued growth in demand deposits and interest bearing checking accounts and partially offset by an increase in variable interest rate loans which increased $7.6 million (8.1%) to $101,321 at December 31, 2006 compared to $93,708 in 2005 as shown in Table 15. However, the banking subsidiary's traditional vehicle for residential real estate loans and commercial real estate loans held in its portfolio remains a note with maturity of one, two, or three years.

The Corporation's funding acquisition and deployment strategy, management reporting and board approved limits target a cumulative ratio of 1.0 for Rate Sensitive Assets vs. Rate Sensitive Liabilities (RSA/RSL) at one year. The banking subsidiary RSA/RSL ratio is 0.94 at December 31, 2006 (where a cumulative ratio of 1.0 is balanced and neither asset nor liability sensitive after one year). The liability sensitive difference of 0.06 means that $20.6 million more interest bearing liabilities will be rate adjusted than earning assets at that point. The 12 month weighted liability gap is $84.4 million. The ratio and analysis includes assumptions that closely follow the banking subsidiary's techniques for managing risk; lagged interest rate adjustments, administered rate products, rate adjustment of cash flow from amortization and prepayment of loans through reinvestment, and the reinvestment of maturing assets and liabilities.

Along with the static gap analysis, determining the sensitivity of short-term future earnings to a hypothetical plus or minus 100 bp and 200 bp parallel rate shock can be accomplished through the use of simulation modeling. In addition to the assumptions used to create the static gap, simulation of earnings includes the modeling of the balance sheet as an ongoing entity. The model projects net interest income based on a hypothetical change in interest rates. The resulting net interest income for the next 12-month period is compared to the net interest income amount calculated using flat rates. This difference represents the Corporation's earnings sensitivity to a plus or minus 100 and 200 bp parallel rate shock.

These results are based solely on the modeled changes in market rates, and do not reflect the earnings sensitivity that may arise from other factors such as the shape of the yield curve and changes in spread between key market rates. These actions also do not include any action management may take to mitigate potential income variances. Actual results will differ from simulated results due to the timing, magnitude and frequency of interest rate changes as well as changes in market conditions and management strategies.

The following tables summarize interest rate sensitive assets and liabilities by year of maturity as of December 31, 2006 and 2005:

Table 15

TRI CITY BANKSHARES CORPORATION
QUANTITATIVE DISCLOSURES OF MARKET RISK
(Dollars in Thousands)

December 31, 2006

	Principal Amount Maturing in:							Fair Value
	2007	2008	2009	2010	2011	Thereafter	Total	12/31/06
Rate-sensitive assets:								
Fixed interest rate loans	$169,916	$130,175	$104,908	$ 11,442	$ 10,952	$ 5,611	$433,004	$431,595
Average interest rate	6.35%	6.72%	7.35%	6.79%	6.77%	6.47%	6.73%	
Variable interest rate loans	$ 73,623	$ 13,209	$ 7,442	$ 641	$ 1,490	$ 5,247	$101,652	$101,321
Average interest rate	8.46%	8.31%	8.20%	7.49%	7.33%	6.60%	8.30%	
Fixed interest rate securities	$ 23,442	$ 59,207	$ 23,435	$ 9,726	$ 2,502	$ -	$118,313	$116,997
Average interest rate	3.31%	3.63%	4.29%	5.52%	5.37%	-%	3.89%	
Variable interest rate securities								
Average interest rate								
Other interest bearing assets	$ 32,568						$ 32,568	$ 32,568
Average interest rate	4.86%						4.86%	
Rate-sensitive liabilities:								
Savings and interest-bearing Checking	$398,736						$398,736	$398,736
Average interest rate	1.63%						1.63%	
Time deposits	$ 84,197	$ 16,404	$ 5,129	$ 14,058	$ 5,349	$ -	$125,137	$125,127
Average interest rate	4.17%	4.19%	4.08%	4.41%	4.48%	-%	4.21%	
Variable interest rate Borrowings	$ 3,470						$ 3,470	$ 3,470
Average interest rate	5.22%						5.22%	

December 31, 2005

	Principal Amount Maturing in							Fair Value
	2006	2007	2008	2009	2010	Thereafter	Total	12/31/05
Rate-sensitive assets:								
Fixed interest rate loans	$142,735	$132,744	$120,276	$ 10,945	$ 8,932	$ 5,654	$421,286	$418,240
Average interest rate	5.97%	5.96%	6.51%	5.95%	6.35%	5.36%	6.12%	
Variable interest rate loans	$ 69,039	$ 8,660	$ 11,067	$ 546	$ 422	$ 5,536	$ 95,270	$ 94,581
Average interest rate	7.50%	7.35%	7.27%	6.22%	5.94%	5.62%	7.33%	
Fixed interest rate securities	$ 28,847	$ 24,996	$ 60,618	$ 22,497	$ 953	$ -	$137,911	$135,891
Average interest rate	3.10%	3.35%	3.67%	4.30%	4.23%	-%	3.60%	
Other interest bearing assets	$ 6,334						$ 6,334	$ 6,334
Average interest rate	3.07%						3.07%	
Rate-sensitive liabilities:								
Savings and interest-bearing Checking	$363,663						$363,633	$363,663
Average interest rate	1.12%						1.12%	
Time deposits	$ 60,862	$ 36,714	$ 8,676	$ 3,874	$ 16,925	$ -	$127,052	$126,745
Average interest rate	3.24%	4.10%	3.74%	3.83%	4.23%	-%	3.67%	
Variable interest rate Borrowings	$ 2,432						$ 2,432	$ 2,432
Average interest rate	3.26%						3.26%	

Capital

The adequacy of the Corporation's capital is regularly reviewed to ensure that sufficient capital is available for current and future needs and is in compliance with regulatory guidelines. The assessment of overall capital adequacy depends on a variety of factors, including asset quality, liquidity, earnings stability, changing competitive forces,.economic condition in markets served, and strength of management.

Table 16

CAPITAL

(Dollars in Thousands)

Year ended December 31,	2006	2005	2004
Total stockholders' equity	$ 104,033	$ 98,801	$ 92,549
Tier 1 capital	104,033	98,801	92,549
Total capital	109,742	104,467	98,190
Book value per common share	$ 11.82	$ 11.47	$ 11.00
Cash dividends per common share	0.88	0.78	0.70
Dividend reinvestment price at end of period	19.35	19.35	19.40
Low reinvestment price for the period	19.35	19.35	19.40
High reinvestment price for the period	19.35	19.60	19.40
Total equity/assets	13.51 %	13.31%	13.29 %
Tier 1 leverage ratio	14.46	13.88	13.61
Tier 1 risk-based capital ratio	17.99	18.48	18.77
Total risk-based capital ratio	18.98	19.54	19.91
Shares outstanding (period end)	8,802	8,616	8,414
Basic shares outstanding (average)	8,735	8,529	8,337
Diluted shares outstanding (average)	8,735	8,529	8,337

Total stockholders' equity at December 31, 2006 increased $5.2 million to $104.0 million, or $11.82 per share compared with $98.8 million, or $11.47 per share at the end of 2005 and $92.5 million, or $11.00 per share at the end of 2004. Stockholders' equity is also described in Note 16, "Stockholders' Equity," of the notes to consolidated financial statements.

The increase in stockholders' equity for 2006 was composed of retained earnings and stockholder participation in the Corporation's dividend reinvestment program, with offsetting decreases to stockholders' equity from the payment of cash dividends. Stockholders' equity to assets at December 31, 2006 was 13.51%, compared to 13.31% at the end of 2005 and 13.29% at the end of 2004.

Cash dividends paid in 2006 were $0.88 per share compared with $0.78 per share in 2005, an increase of 12.8%. Cash dividends paid in 2005 of $0.78 per share compared with $0.70 per share in 2004, an increase of 11.4%.

As of December 31, 2006 and 2005, the Corporation's Tier 1 leverage ratios were 14.46% and 13.88% respectively, Tier 1 risk-based capital ratios were 17.99% and 18.48% respectively, and total risk-based capital (Tier 1 and Tier 2) ratios were 18.98% and 19.54%, respectively. All of the ratios are in excess of regulatory minimum and well capitalized requirements. It is management's intent to exceed the minimum requisite capital levels. Capital ratios are included in Note 17, "Regulatory Matters," of the notes to consolidated financial statements.

Earnings continue to be stable and provide sufficient capital retention for anticipated growth. Although the Corporation pays a significant portion of its earnings to its shareholders in the form of dividends, a large percentage of those dividends are returned to the Corporation through shareholder participation in the Corporation's dividend reinvestment program. The dividend reinvestment price is established by the Board of Directors, taking into consideration a number of the factors discussed above and how they compare to market value and the Corporation's peer group of banks.

Management believes that the Corporation has a strong capital position and is positioned to take advantage of opportunities for profitable geographic and product expansion, and to provide depositor and investor confidence. Management actively reviews capital strategies for the Corporation and each of its subsidiaries in light of perceived business risks, future growth opportunities, industry standards, and regulatory requirements.

Results of Operations

2005 Compared to 2004

The Corporation posted net income of $8.9 million for the year ended December 31, 2005, an increase of $560,500 or 6.7% from the $8.4 million earned in 2004. Basic earnings per share for 2005 were $1.05, a 4.0% increase from 2004 basic earnings per share of $1.01. Return on average assets and return on average equity for 2005 were 1.28% and 9.41%, respectively, compared to 1.26% and 9.49%, respectively, for 2004. Cash dividends of $0.78 per share paid in 2005 increased by 11.4% over cash dividends paid in 2004.

Taxable equivalent net interest income was $29.3 million for 2005, $1.2 million or 4.2% higher than 2004. Taxable equivalent interest income increased $3.9 million while interest expense increased $2.7 million. The increase in taxable equivalent interest income was attributable to volume variances (with balance sheet growth in commercial and real estate loans adding $2.2 million to taxable equivalent interest income), plus favorable rate variances (as the impact of increases in the interest rate environment added $1.7 million taxable equivalent interest income). The increase of $2.7 million in interest paid on deposits was primarily attributable to rate (with increased yields accounting for $2.2 million) and increased deposit balances (volume) accounting for the remaining $0.5 million. Average earning assets increased $34.7 million to $642.3 million while average interest bearing liabilities increased $30.4 million to $448.9 million.

Net interest income and net interest margin were impacted in 2005 by eight increases to the discount rate by the Federal Reserve. Increases to short term rates affect the subsidiary bank's short term funding sources such as the Federal funds market. Deposit rates other than time deposits, such as money market and transaction accounts, are also affected. The average Federal funds rate of 3.34% in 2005 was 191 basis points ("bp") higher than the average rate in 2004.

The net interest margin for 2005 was 4.56%, compared to 4.63% in 2004. The 6 bp decrease is attributable to a 22 bp decrease in interest rate spread (the net increase of a 32 bp in the yield on earning assets was substantially offset by a 53 bp increase in interest-bearing liabilities), and a 16 bp higher contribution from net free funds.

Total loans were $516.6 million at December 31, 2005, an increase of $45.3 million from December 31, 2004, primarily due to commercial and residential real estate loan growth. These loan balances grew $52.2 million (11.7%) and represented 96.4% of total loans at December 31, 2005, compared to 87.8% at year end 2004. Total deposits were $639.3 million at December 31, 2005, an increase of $48.9 million or 8.3% from year end 2004, with growth centered primarily in short term and transaction deposit accounts.

Asset quality remains strong in the banking subsidiary. Net charge offs were $151,000, an increase of $68,000 from 2004, with the majority of the increase attributable to the commercial and real estate loan portfolio. Net charge offs were 0.03% of average loans compared to 0.02% in 2004. The provision for loan losses decreased to $175,000 compared to $435,000 in 2004. The ratio of allowance for loan losses to loans was 1.10% and 1.20% at December 31, 2005 and 2004, respectively. Nonperforming loans were $2.9 million, representing 0.56% of total loans at year end 2005, compared to $2.0 million or 0.42% of total loans at year end 2004.

Non-interest income was $9.5 million for 2005, $1.0 million or 11.8% higher than 2004. This increase was attributable to an increase in servicing fees associated with higher loan and deposit accounts and the sale of the Corporation's ownership interest in Pulse, Inc. to Discover, Inc. Mortgage banking revenue and gain on loan sales decreased $287,000 (31.0%) to $0.6 million, in 2005 due primarily to a decline in the volume of transactions.

Non-interest expense was $24.5 million, up $1.5 million or 6.7% from 2004. Personnel expense increased $445,200 or 3.4% due primarily to staffing new locations.

Income tax expense increased to $4.3 million, up $584,000 from 2004. The increase was primarily attributable to a shift in the investment strategy of the Corporation and its subsidiaries from tax advantaged municipal investments to taxable government securities and larger pretax earnings.

Tri City Bankshares Corporation
Selected Financial Data

	2006	2005	2004	2003	2002
Total interest income	**$ 40,923,621**	$ 36,026,287	$ 31,874,924	$31,591,499	$35,225,577
Total interest expense	**10,592,023**	7,630,910	4,892,165	5,083,972	7,839,428
Net interest income	**30,331,598**	28,395,377	26,982,759	26,507,527	27,386,149
Provision for loan losses	**240,000**	175,000	435,000	420,000	420,000
Net interest income after provision for loan losses	**30,091,598**	28,220,377	26,547,759	26,087,527	26,966,149
Income before income taxes	**14,087,241**	13,205,607	12,061,172	12,210,092	9,018,972
Provision for income tax	**4,803,500**	4,257,000	3,673,000	3,493,000	2,164,000
Net income	**9,283,741**	8,948,607	8,388,172	8,717,092	6,854,972
Basic earnings per share	**1.06**	1.05	1.01	1.07	.86
Cash dividends declared per share	**.88**	.78	.70	.64	.57
Average daily balances: (amounts in thousands)					
Total assets	**$ 710,756**	$ 698,776	$ 664,548	$620,287	$ 600,114
Total net loans	**509,365**	489,687	438,453	391,959	389,362
Held to maturity investment securities	**129,435**	146,829	161,971	158,567	148,579
Total deposits	**603,006**	575,724	560,084	531,735	515,339
Total stockholders' equity	**100,627**	95,093	88,344	82,523	75,963

Tri City Bankshares Corporation

Market for Corporation's Common Stock
And Related Stockholder Matters

The Corporation's stock is traded on the Over-the-Counter Bulletin Board ("OTCBB") under the trading symbol "TRCY". Trading in the Corporation's stock is limited and sporadic and the Corporation believes that no established trading market for the Corporation's stock exists. OTCBB quotations reflect interdealer prices, without retail markup, markdown or commission and may not necessarily reflect actual transactions. The following table sets forth the high and low OTCBB bid quotations for the Corporation's stock for the past two years.

Fiscal Quarter Ended	OTCBB Quotations High	OTCBB Quotations Low
March 31, 2005	$ 23.50	$ 19.00
June 30, 2005	23.50	19.50
September 30, 2005	21.00	19.00
December 31, 2005	20.00	19.35
March 31, 2006	20.00	19.35
June 30, 2006	22.00	19.20
September 30, 2006	20.75	19.00
December 31, 2006	21.00	19.30

As of December 31, 2006, the number of holders of record of the Corporation's common stock was 718.

For purposes of the Corporation's Automatic Dividend Reinvestment Plan, the Board of Directors is required to establish the "Fair Market Value" of the Corporation's stock on a quarterly basis based on factors set forth in the Dividend Reinvestment Plan. The following table sets forth the Fair Market Value established under the Dividend Reinvestment Plan over the past two years.

Fiscal Quarter Ended	Divedend Reinvestment Plan FMV
March 31, 2005	$ 19.50
June 30, 2005	19.60
September 30, 2005	19.35
December 31, 2005	19.35
March 31, 2006	19.35
June 30, 2006	19.35
September 30, 2006	19.35
December 31, 2006	19.35

The Corporation declared four quarterly cash dividends in 2006 in the amount of $0.220 per share. These dividends were declared on January 6, April 12, July 12 and October 11, payable on January 24, April 26, July 26 and October 25, respectively. Quarterly dividends of $0.195 per share were paid each of the four quarters of 2005.

The Corporation is not party to any loan agreement, indenture or other agreement which restricts its ability to pay dividends; however, the Wisconsin Business Corporation Law authorizes directors to declare and pay cash dividends only out of the Corporation's unreserved and unrestricted earned surplus. See Note 16 of Notes to Consolidated Financial Statements for restrictions imposed by regulatory agencies upon the subsidiary bank's ability to transfer funds to the parent corporation.

STOCK PERFORMANCE GRAPH

The following graph shows the cumulative stockholder return on the Corporation's Common Stock over the last five fiscal years compared to the returns of the Standard & Poor's 500 Stock Index and Major Regional Bank Index compiled by Standard & Poor's and consisting of 20 regional banks, assuming that $100 is invested on December 31, 2001 with dividends reinvested. The Corporation's common stock values below are based on the Fair Market Value of such stock established under the Dividend Reinvestment Plan over the past 5 years.


TRI CITY FIVE YEAR STOCK PERFORMANCE
With Dividend Reinvestment
Dollars
250
200
150
100
50
0
2001
2002
2003
2004
2005
2006
Years ended December 31
TRI CITY
S&P 500
S&P 500 COMMERCIAL BANKS

TRI CITY FIVE YEAR STOCK PERFORMANCE

PERIOD (FISCAL YEAR COVERED)	S&P 500	S&P 500 COMMERCIAL BANKS	TRI CITY BANKSHARES
2001	100.00	100.00	100.00
2002	77.90	98.98	115.99
2003	100.24	129.47	141.51
2004	111.15	148.78	148.22
2005	116.61	151.04	143.04
2006	135.02	174.61	153.68

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"), which requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of the compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be re-measured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123R replaces SFAS No. 123, "Accounting for Stock Issued to Employees." SFAS No. 123R was effective January 1, 2006. The Corporation issues a limited number of shares to certain Bank employees at fair value each year and does not issue stock options. Consequently, the adoption of SFAS No. 123R did not have an effect on the Corporation's consolidated financial statements for the year ended December 31, 2006.

In March 2006, the FASB issued SFAS No. 156 "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140". SFAS No. 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. It requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value. SFAS 156 permits an entity to choose either an amortization or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. It also permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights. Lastly, it requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value and additional disclosures for all separately recognized servicing assets and servicing liabilities. Adoption of the initial measurement provision of this statement was required upon issuance. The adoption of this provision had no significant effect on the Company's 2006 consolidated financial statements. The Company is required to adopt all other provisions of this statement in 2007. Management expects the adoption of the remaining provisions of SFAS No. 156 will have a minimal effect on the Corporation's consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109," ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The standard is required to be adopted by the Corporation on January 1, 2007. Management expects the adoption of this standard will have a minimal effect on the Corporation's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. The statement establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The Corporation will be required to adopt this statement beginning in 2008. Management expects the adoption of this standard will have a minimal effect on the Corporation's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". SFAS No. 158 amends SFAS No. 87, 88, 106 and 132(R). SFAS No. 158 requires employers to recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status. Secondly, it requires employers to measure the plans assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a defined benefit postretirement plan in the year that the changes occur with the changes reported in comprehensive income. The standard is required to be adopted by entities having fiscal years ending after December 15, 2006. Because the Corporation does not have any defined benefit plan or other post retirement plans, this standard did not have an effect on the Corporation's consolidated financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 expresses the views of the SEC regarding the process of quantifying financial statement misstatements. This statement focuses on addressing the diversity in practice of quantifying financial statement misstatements. The standard was required to be adopted by the Corporation on January 1, 2006. The adoption of this statement did not have an effect on the Corporation's financial consolidated statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The decision to elect the fair value option may be applied instrument by instrument, is irrevocable and is applied to the entire instrument and not to only specified risks, specific cash flows or portions of that instrument. An entity is restricted in choosing the dates to elect the fair value option for an eligible item. The Corporation will be required to adopt SFAS No. 159 in 2008. Early adoption is permitted, provided the Corporation also elects to apply the provisions of SFAS No. 157. Management expects to adopt SFAS No. 159 in 2008 and the adoption of this standard will have minimal effect on the Corporation's consolidated financial statements.



REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Tri City Bankshares Corporation

We have audited the accompanying consolidated balance sheets of Tri City Bankshares Corporation and subsidiaries (the "Corporation") as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tri City Bankshares Corporation and subsidiaries as of December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
March 27, 2007

TRI CITY BANKSHARES CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

ASSETS

	2006	2005
Cash and due from banks	$ 53,615,568	$ 50,249,590
Federal funds sold	32,567,624	6,334,444
Cash and cash equivalents	86,183,192	56,584,034
Held to maturity securities, fair value of $116,997,307 and $135,891,294 as of 2006 and 2005, respectively	118,312,548	137,911,201
Loans, less allowance for loan losses of $5,709,397 and $5,665,519 as of 2006 and 2005, respectively	528,946,700	510,891,444
Premises and equipment - net	20,171,665	20,894,633
Cash surrender value of life insurance	11,168,940	10,753,006
Mortgage servicing rights - net	778,458	887,885
Accrued interest receivable and other assets	4,452,286	4,385,778
TOTAL ASSETS	$ 770,013,789	$ 742,307,981

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
LIABILITIES		
Deposits		
Demand	$ 137,555,248	$ 148,606,402
Savings and NOW	398,735,738	363,633,279
Other time	125,137,255	127,051,767
Total Deposits	661,428,241	639,291,448
Other borrowings	3,470,020	2,432,163
Accrued interest payable and other liabilities	1,082,814	1,783,112
Total Liabilities	665,981,075	643,506,723
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Cumulative preferred stock, $1 par value, 200,000 shares authorized, no shares issued	-	-
Common stock, $1 par value, 15,000,000 shares authorized, 8,801,813 and 8,615,527 shares issued and outstanding as of 2006 and 2005, respectively	8,801,813	8,615,527
Additional paid-in capital	24,651,548	21,233,200
Retained earnings	70,579,353	68,952,531
Total Stockholders' Equity	104,032,714	98,801,258
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 770,013,789	$742,307,981

See accompanying notes to consolidated financial statements.

TRI CITY BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
INTEREST INCOME			
Loans	$ 35,557,534	$ 30,903,784	$ 26,357,818
Investment securities			
Taxable	3,724,360	3,297,485	3,239,110
Tax exempt	1,163,425	1,774,929	2,236,084
Federal funds sold	458,976	30,763	22,561
Other	19,326	19,326	19,326
Total Interest Income	40,923,621	36,026,287	31,874,899
INTEREST EXPENSE			
Deposits	10,363,386	6,827,575	4,708,419
Federal funds purchased and securities sold under repurchase agreements	173,905	770,036	171,605
Other borrowings	54,732	33,299	12,141
Total Interest Expense	10,592,023	7,630,910	4,892,165
Net interest income before provision for loan losses	30,331,598	28,395,377	26,982,734
Provision for loan losses	240,000	175,000	435,000
Net interest income after provision for loan losses	30,091,598	28,220,377	26,547,734
NONINTEREST INCOME			
Service charges on deposits	8,222,625	6,724,744	6,310,799
Loan servicing income	197,558	158,564	102,619
Net gain on sale of loans	301,515	480,270	823,380
Increase in cash surrender value of life insurance	415,934	391,071	361,935
Gain on sale of other assets	-	684,368	-
Other income	1,282,538	1,032,493	872,237
Total Noninterest Income	10,420,170	9,471,510	8,470,970
NONINTEREST EXPENSES			
Salaries and employee benefits	14,577,454	13,670,042	13,224,810
Net occupancy costs	2,419,437	2,175,588	2,135,640
Furniture and equipment expenses	1,851,745	1,805,026	1,682,825
Computer services	2,176,339	1,849,486	1,744,428
Advertising and promotional	1,429,781	1,355,937	634,139
Regulatory agency assessments	212,913	239,642	233,092
Office supplies	584,596	581,963	493,393
Other expenses	3,172,262	2,808,596	2,809,205
Total Noninterest Expenses	26,424,527	24,486,280	22,957,532
Income before income taxes	14,087,241	13,205,607	12,061,172
Less: Applicable income taxes	4,803,500	4,257,000	3,673,000
NET INCOME	$ 9,283,741	$ 8,948,607	$ 8,388,172
Basic earnings per share	$ 1.06	$ 1.05	$ 1.01
Dividends per share	$ 0.88	$ 0.78	$ 0.70
Weighted average shares outstanding	8,734,997	8,529,165	8,336,889

See accompanying notes to consolidated financial statements.

TRI CITY BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2006, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCES - December 31, 2003	$ 8,223,557	$ 14,010,617	$ 64,049,670	$ 86,283,844
Net income	-	-	8,388,172	8,388,172
Cash dividends - $0.70 per share	-	-	(5,810,645)	(5,810,645)
Common stock issued under dividend reinvestment plan – 172,076 shares	172,076	3,166,173	-	3,338,249
Common stock fractional shares redeemed	(12)	(270)	-	(282)
Common stock issued under Employee stock plan – 18,000 shares	18,000	331,200	-	349,200
BALANCES - December 31, 2004	8,413,621	17,507,720	66,627,197	92,548,538
Net income	-	-	8,948,607	8,948,607
Cash dividends - $0.78 per share	-	-	(6,623,273)	(6,623,273)
Common stock issued under dividend reinvestment plan – 195,419 shares	195,419	3,605,336	-	3,800,755
Common stock fractional shares redeemed	(13)	(106)	-	(119)
Common stock issued under employee stock plan – 6,500 shares	6,500	120,250	-	126,750
BALANCES - December 31, 2005	8,615,527	21,233,200	68,952,531	98,801,258
Net income	-	-	9,283,741	9,283,741
Cash dividends - $0.88 per share	-	-	(7,656,919)	(7,656,919)
Common stock issued under dividend reinvestment plan – 181,984 shares	181,984	3,339,408	-	3,521,392
Common stock fractional shares issued	2	35	-	37
Common stock issued under Employee stock plan – 4,300 shares	4,300	78,905	-	83,205
BALANCES - December 31, 2006	$ 8,801,813	$ 24,651,548	$ 70,579,353	$ 104,032,714

See accompanying notes to consolidated financial statements.

TRI CITY BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$ 9,283,741	$ 8,948,607	$ 8,388,172
Adjustments to reconcile net income to net cash flows provided by operating activities			
Depreciation	2,170,182	2,223,186	2,140,330
Amortization of servicing rights, premiums and discounts	370,106	269,916	377,728
Gain on sale of loans	(301,515)	(480,270)	(823,380)
Provision for loan losses	240,000	175,000	435,000
Gain on sale of other assets	-	(684,368)	-
Provision (benefit) for deferred income taxes	(360,000)	(696,000)	(368,000)
Proceeds from sales of loans held for sale	21,123,947	32,031,542	42,576,757
Originations of loans held for sale	(20,986,460)	(31,795,193)	(42,084,600)
Increase in cash surrender value of life insurance	(415,934)	(391,071)	(361,935)
Loss on sale of other real estate owned	25,449	8,391	3,788
Loss on disposal of equipment	10,147	31,524	16,970
Net change in			
Accrued interest receivable and other assets	(196,007)	20,454	(760,551)
Accrued interest payable and other liabilities	(340,298)	1,048,923	(129,363)
Net Cash Flows Provided by Operating Activities	10,623,358	10,710,641	9,410,916
CASH FLOWS FROM INVESTING ACTIVITIES			
Activity in held to maturity securities			
Maturities, prepayments and calls	35,972,750	39,629,762	111,534,275
Purchases	(16,470,749)	(18,045,704)	(100,450,288)
Net increase in loans	(18,295,256)	(45,709,029)	(59,088,183)
Purchases of premises and equipment – net	(1,462,012)	(2,607,737)	(806,440)
Proceeds from sale of other assets	-	684,368	-
Proceeds from sale of other real estate owned	104,051	108,309	31,242
Proceeds from disposal of equipment	4,651	-	-
Net Cash Flows Used in Investing Activities	(146,565)	(25,940,031)	(48,779,394)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	22,136,793	48,886,522	34,381,017
Net change in federal funds purchased and securities sold under repurchase agreements	-	(9,485,945)	472,323
Net change in other borrowings	1,037,857	(316,278)	1,214,149
Dividends paid	(7,656,919)	(6,623,273)	(5,810,645)
Common stock issued – net	3,604,634	3,927,386	3,687,167
Net Cash Flows Provided by Financing Activities	19,122,365	36,388,412	33,944,011
Net Change in Cash and Cash Equivalents	29,599,158	21,159,022	(5,424,467)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	56,584,034	35,425,012	40,849,479
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 86,183,192	$ 56,584,034	$ 35,425,012
SUPPLEMENTAL CASH FLOW DISCLOSURES			
Cash paid for interest	$ 10,508,287	$ 7,353,159	$ 4,894,222
Cash paid for income taxes	5,701,600	4,433,279	3,690,000
Loans receivable transferred to other real estate owned	-	246,200	35,030

See accompanying notes to consolidated financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements of Tri City Bankshares Corporation (the "Corporation") include the accounts of its wholly owned subsidiary, Tri City National Bank (the "Bank"). Tri City National Bank includes the accounts of its wholly owned subsidiaries, Tri City Capital Corporation, a Nevada investment subsidiary, and Title Service of Southeast Wisconsin, Inc., a title company subsidiary. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Nature of Banking Activities

The consolidated income of the Corporation is principally from the income of its wholly owned subsidiary. The Bank grants commercial, residential and consumer loans and accepts deposits primarily in the metropolitan Milwaukee, Wisconsin area. The Corporation and the Bank are subject to competition from other financial institutions and nonfinancial institutions providing financial products. Additionally, the Corporation and the Bank are subject to the regulations of certain regulatory agencies and undergo periodic examination by those regulatory agencies.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation allowance for deferred income tax assets and mortgage servicing rights.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within ninety days. The Bank maintains amounts due from banks which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Held to Maturity Securities

Securities classified as held to maturity are those securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. Interest and dividends are included in interest income from the related securities as earned. These securities are carried at cost, adjusted for amortization of premium and accretion of discount, computed by the effective interest method over their contractual lives. The sale of a security within three months of its maturity date or after collection of at least 85 percent of the principal outstanding at the time the security was acquired is considered a maturity for purposes of classification and disclosure. Realized gains and losses are computed on a specific identification basis and declines in value determined to be other than temporary are included in gains (losses) on sale of securities. Purchase premiums and discounts are recognized in interest income using the effective interest method over the terms of the securities.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the amount of unpaid principal, reduced by an allowance for loan losses and any deferred fees or costs in originating loans. Interest income is accrued and credited to income on a daily basis based on the unpaid principal balance. Loan origination fees, net of certain direct loan origination costs, are deferred and recognized as an adjustment of the loan yield using an effective interest method. The accrual of interest income on impaired loans is discontinued when, in the opinion of management, there is reasonable doubt as to the borrower's ability to meet payment of interest or principal when they become due. Management may elect to continue the accrual of interest when the estimated fair value of collateral is sufficient to cover the principal balance and accrued interest. When interest accrual is discontinued, all unpaid accrued interest is reversed. Cash collections on impaired loans are credited to the loan receivable balance and no interest income is recognized on those loans until the principal balance is current. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. All sales are made without recourse. The Bank also services loans that have been sold with servicing retained by the Bank. Such loans are not included in the accompanying consolidated balance sheets. There were no loans held for sale at December 31, 2006 or 2005.

Allowance for Loan Losses

The allowance for loan losses is composed of specific and general valuation allowances. The Bank establishes specific valuation allowances on loans considered impaired. A loan is considered impaired (and a specific valuation allowance established for an amount equal to the impairment) when the carrying amount of the loan exceeds the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or the fair value of the underlying collateral. General valuation allowances are based on an evaluation of the various risk components that are inherent in the credit portfolio. The risk components that are evaluated include past loan loss experience; the level of nonperforming and classified assets; current economic conditions; volume, growth and composition of the loan portfolio; adverse situations that may affect the borrower's ability to repay; the estimated value of any underlying collateral; peer group comparisons; regulatory guidance; and other relevant factors.

The allowance is increased by provisions charged to earnings and reduced by charge-offs, net of recoveries. Management may transfer reserves between specific and general valuation allowances as considered necessary. The adequacy of the allowance for loan losses is reviewed and approved by the Bank's Board of Directors. The allowance reflects management's best estimate of the probable losses on loans, and is based on a risk model developed and implemented by management and approved by the Bank's Board of Directors.

In addition, various regulatory agencies periodically review the allowance for loan losses. These agencies may require additions to the allowance for loan losses based on their judgments of collectibility based on information available to them at the time of their examination.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Mortgage Servicing Rights

Servicing assets are recognized as separate assets when rights are acquired through purchase or through the sale of financial assets. Capitalized mortgage servicing rights are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based on discounted cash flows using market based assumptions such as prepayment speeds, interest rates, and other factors which are subject to change over time. Impairment is recognized through a valuation allowance to the extent that fair value is less than the capitalized amount.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Provisions for depreciation are computed on straight-line methods over the estimated useful lives of the assets, which range from 3 to 10 years for furniture and equipment and 15 to 40 years for buildings and leasehold improvements. Repairs and maintenance costs are expensed as incurred.

Employee Benefit Plan

The Bank has established a defined contribution 401(k) profit-sharing plan for qualified employees. The Bank's policy is to fund contributions as accrued.

Other Real Estate Owned

Other real estate owned, acquired through partial or total satisfaction of loans is carried at the lower of cost or fair value less cost to sell. At the date of acquisition, losses are charged to the allowance for loan losses. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

Federal Reserve Bank Stock

The Bank's investment in Federal Reserve Bank stock meets the minimum amount required by current regulations and is carried at cost, which approximates fair value.

Off-Balance Sheet Financial Instruments

In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Derivative Financial Instruments

The Corporation utilizes derivative financial instruments to meet the ongoing credit needs of its customers and in order to manage the market exposure of its residential loans held for sale and its commitments to extend credit for residential loans. Derivative financial instruments include commitments to extend credit. The Corporation does not use interest rate contracts (e.g. swaps, caps, floors) or other derivatives to manage interest rate risk and has none of these instruments outstanding.

Advertising Costs

All advertising costs incurred by the Corporation are expensed in the period in which they are incurred.

Income Taxes

The Corporation files a consolidated federal income tax return and individual state income tax returns. Income tax expense is recorded based on the liability method. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The differences relate principally to the allowance for loan losses, mortgage servicing rights, deferred loan fees, and premises and equipment. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Earnings Per Share

Basic earnings per share are computed based upon the weighted average number of common shares outstanding during each year. The Corporation had no potentially dilutive securities outstanding during each of the three years in the period ended December 31, 2006.

Interim Financial Data

The interim financial data (see Note 21) is unaudited; however, in management's opinion, the interim data includes all adjustments, consisting only of normal, recurring adjustments necessary for a fair presentation of results for the interim periods.

Segment Reporting

The Corporation has determined that it has one reportable segment - community banking. The Corporation offers a range of financial products and services to external customers, including: accepting deposits, originating residential, consumer and commercial loans. Revenues for each of these products and services are disclosed in the consolidated statements of income.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating the fair value of its financial instruments:

Carrying Amounts Approximate Fair Values for the Following Instruments

Cash and due from banks
Federal funds sold
Non marketable equity securities
Variable rate loans that reprice frequently where no significant change in credit risk has occurred
Cash surrender value of life insurance
Accrued interest receivable
Demand deposits
Variable rate money market accounts
Variable rate certificates of deposit
Short term borrowings
Accrued interest payable

Quoted Market Prices

Where available, or if not available, based on quoted market prices of comparable instruments for the following instrument:

Held to maturity securities

Discounted Cash Flows

Using interest rates currently being offered on instruments with similar terms and with similar credit quality:

All loans except variable rate loans described above
Mortgage servicing rights - using current market assumptions for prepayments, servicing cost and other factors
Fixed rate certificates of deposit

Quoted fees currently being charged for similar instruments

Taking into account the remaining terms of the agreements and the counterparties' credit standing:

Off-balance-sheet instruments

Letters of credit
Lending commitments

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Fair Value of Financial Instruments (cont.)

Since the majority of the Corporation's off-balance-sheet instruments consist of nonfee-producing, variable rate commitments, the Corporation had determined these do not have a distinguishable fair value.

Reclassifications

Certain 2005 and 2004 amounts have been reclassified to conform with the 2006 presentation. The reclassifications have no effect on previously reported net income, basic earnings per share, and stockholders' equity

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"), which requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of the compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be re-measured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123R replaces SFAS No. 123, "Accounting for Stock Issued to Employees." SFAS No. 123R was effective January 1, 2006. The Corporation issues a limited number of shares to certain Bank employees at fair value each year and does not issue stock options. Consequently, the adoption of SFAS No. 123R did not have an effect on the Corporation's consolidated financial statements for the year ended December 31, 2006.

In March 2006, the FASB issued No. SFAS No. 156 "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140". SFAS No. 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. It requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value. SFAS 156 permits an entity to choose either an amortization or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. It also permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights. Lastly, it requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value and additional disclosures for all separately recognized servicing assets and servicing liabilities. Adoption of the initial measurement provision of this statement was required upon issuance. The adoption of this provision had no significant effect on the Company's 2006 consolidated financial statements. The Company is required to adopt all other provisions of this statement in 2007. Management expects the adoption of the remaining provisions of SFAS No. 156 will have a minimal effect on the Corporation's consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109," ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The standard is required to be adopted by the Corporation on January 1, 2007. Management expects the adoption of this standard will have a minimal effect on the Corporation's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Recent Accounting Pronouncements (cont.)

The statement establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The Corporation will be required to adopt this statement beginning in 2008. Management expects the adoption of this standard will have a minimal effect on the Corporation's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". SFAS No. 158 amends SFAS No. 87, 88, 106 and 132(R). SFAS No. 158 requires employers to recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status. Secondly, it requires employers to measure the plans assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a defined benefit postretirement plan in the year that the changes occur with the changes reported in comprehensive income. The standard is required to be adopted by entities having fiscal years ending after December 15, 2006. Because the Corporation does not have any defined benefit plan or other post retirement plans, this standard did not have an effect on the Corporation's consolidated financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 expresses the views of the SEC regarding the process of quantifying financial statement misstatements. This statement focuses on addressing the diversity in practice of quantifying financial statement misstatements. The standard was required to be adopted by the Corporation on January 1, 2006. The adoption of this statement did not have an effect on the Corporation's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The decision to elect the fair value option may be applied instrument by instrument, is irrevocable and is applied to the entire instrument and not to only specified risks, specific cash flows or portions of that instrument. An entity is restricted in choosing the dates to elect the fair value option for an eligible item. The Corporation will be required to adopt SFAS No. 159 in 2008. Early adoption is permitted, provided the Corporation also elects to apply the provisions of SFAS No. 157. Management expects to adopt SFAS No. 159 in 2008 and the adoption of this standard will have minimal effect on the Corporation's consolidated financial statements.

TRI CITY BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004

NOTE 2 - Cash and Due From Banks

The Bank is required to maintain vault cash and reserve balances with Federal Reserve Banks based upon a percentage of deposits. These requirements approximated $8,647,000 and $8,078,000 at December 31, 2006 and 2005, respectively.

NOTE 3 - Held to Maturity Securities

Amortized costs and fair values of held to maturity securities as of December 31, 2006 and 2005 are summarized as follows:

	2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of other U.S. government agencies and corporations	$ 90,623,291	$ 169,527	$ 1,304,175	$ 89,488,643
Obligations of states and political subdivisions	27,689,257	15,641	196,234	27,508,664
Totals	$ 118,312,548	$ 185,168	$ 1,500,409	$ 116,997,307

	2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of other U.S. government agencies and corporations	$ 92,320,712	$ 18,891	$ 1,804,793	$ 90,534,810
Obligations of states and political subdivisions	45,590,489	69,492	303,497	45,356,484
Totals	$ 137,911,201	$ 88,383	$ 2,108,290	$ 135,891,294

The amortized cost and fair value of held to maturity securities at December 31, 2006, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers or issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2006	
	Amortized Cost	Fair Value
Due in one year or less	$ 23,441,886	$ 23,281,399
Due after one year less than 5 years	92,368,228	91,206,813
Due after 5 years less than 10 years	2,502,434	2,509,095
Totals	$ 118,312,548	$ 116,997,307

Held to maturity securities with an amortized cost of $38,112,053and $33,110,683 at December 31, 2006 and 2005 respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

TRI CITY BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004

NOTE 3 - Held to Maturity Securities (cont.)

The following tables summarize the portion of the Bank's held to maturity securities portfolio which has gross unrealized losses, reflecting the length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006.

	2006					
	Continuous unrealized losses existing for less than 12 Months		Continuous unrealized losses existing for greater than 12 months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of other U.S. government agencies and corporations	$ 4,978,150	$ 21,850	$73,059,447	$1,282,325	$78,037,597	$1,304,175
Obligations of states and political subdivisions	3,802,486	18,360	14,975,368	177,874	18,777,854	196,234
Totals	$ 8,780,636	$ 40,210	$88,034,815	$1,460,199	$96,815,451	$1,500,409

Management does not believe any individual unrealized loss as of December 31, 2006 represents other than temporary impairment. The Bank held thirty-five investment securities at December 31, 2006 that had unrealized losses existing for greater than 12 months. The securities consisted of nineteen obligations of states and political subdivisions and sixteen obligations of other U.S. government agencies and corporation's securities. The Bank held six securities at December 31, 2006 that had unrealized losses existing for less than 12 months. The securities consisted of five obligations of states and political subdivisions and one obligation of other U.S. government agencies and corporation's securities. The Bank held forty investment securities at December 31, 2005 that had unrealized losses existing for greater than 12 months. The securities consisted of twenty-nine obligations of states and political subdivisions and eleven obligations for other U.S. government agencies and corporation's securities. Management believes the temporary impairment in fair value was caused by market fluctuations in interest rates. Since securities are held to maturity, management does not believe that the bank will experience any losses on these investments.

NOTE 3 - Held to Maturity Securities (cont.)

	2005					
	Continuous unrealized losses existing for less than 12 Months		Continuous unrealized losses existing for greater than 12 months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of other U.S. government agencies and corporations	$30,791,669	$549,797	$49,729,077	$1,254,996	$ 80,520,746	$1,804,793
Obligations of states and political subdivisions	9,590,527	62,520	18,707,875	240,977	28,298,402	303,497
Totals	$ 40,382,196	$612,317	$68,436,952	$1,495,973	$108,819,148	$ 2,108,290

Management does not believe any individual unrealized loss as of December 31, 2005 represents other than temporary impairment. The Bank held forty investment securities at December 31, 2005 that had unrealized losses existing for greater than 12 months. The securities consisted of twenty-nine obligations of states and political subdivisions and eleven obligations of other U. S. government agencies and corporations securities. The Bank held twenty-two securities at December 31, 2005 that had unrealized losses existing for less than 12 months. The securities consisted of fifteen obligations of states and political subdivisions and seven obligations of other U.S. government agencies and corporation's securities. The Bank held fourteen investment securities at December 31, 2004 that had unrealized losses existing for greater than 12 months. The securities consisted of twelve obligations of states and political subdivisions and two obligations of other U.S. government agencies and corporation's securities. Management believes the temporary impairment in fair value was caused by market fluctuations in interest rates. Since securities are held to maturity, management does not believe that the Bank will experience any losses on these investments.

NOTE 4 - Loans

Major classification of loans are as follows at December 31:

	2006	2005
Commercial	$ 32,545,949	$ 26,463,484
Real estate		
Construction	42,179,850	60,178,275
Commercial	236,872,598	212,734,521
Residential	208,048,926	198,828,082
Installment and consumer	15,008,774	18,352,601
	534,656,097	516,556,963
Less: Allowance for loan losses	(5,709,397)	(5,665,519)
Net Loans	$ 528,946,700	$ 510,891,444

Commercial loans and commercial real estate loans are evaluated for the adequacy of repayment sources at the time of approval and are regularly reviewed for any possible deterioration in the ability of the borrower to repay the loan.

The Corporation evaluates the credit risk of each commercial customer on an individual basis and, where deemed appropriate, collateral is obtained. Collateral varies by the type of loan and individual loan customer and consists of general business assets such as equipment, receivables and inventory. The Corporation's access to collateral is dependent upon the type of collateral obtained.

Policies have been established that set standards for the maximum commercial real estate loan amount by type of property, loan terms, pricing structures, loan-to-value limits by property type, as well as policies and procedures for granting exceptions to established underwriting standards.

The Corporation's residential real estate lending policies require all loans to have viable repayment sources. Residential real estate loans are evaluated for the adequacy of these repayment sources at the time of approval, using such factors as credit scores, debt-to-income ratios and collateral values. Home equity loans and lines of credit are generally governed by the same lending policies.

Origination activities for construction real estate loans are similar to those described above for commercial, real estate and residential real estate lending.

Federal banking regulatory agencies have established guidelines in the form of supervisory limits for loan-to-value ratios ("LTV") in real estate lending. The supervisory limits are based on the type of real estate collateral and loan type (1-4 family residential and nonresidential). The guidelines permit financial institutions to grant or purchase loans with LTV ratios in excess of the supervisory LTV limits ("High LTV or HLTV") provided such exceptions are supported by appropriate documentation or the loans have additional credit support. Federal banking regulatory agencies have also established aggregate limits on the amount of HLTV loans a financial institution may hold. HLTV loans and commitments, as defined by the supervisory limits were $13,754,759 and $9,419,340 at December 31, 2006 and 2005, respectively.

The Corporation's loan portfolio consists of small and middle market business loans across numerous industry types and loans to individuals. As of December 31, 2006 and 2005, total loans to any group of customers in similar activities with similar economic characteristics, as defined by the North American Industry Classification System, did not exceed 10% of total loans.

NOTE 4 – Loans (cont.)

Federal banking regulatory agencies have recently expressed concerns that concentrations of loans collateralized by raw land, land development and construction (including 1-4 family residential construction), multi-family property and non-farm nonresidential property where the primary or a significant source of repayment is derived from rental income associated with the property or the proceeds of the sale, refinancing or permanent financing of the property may make financial institutions more vulnerable to cyclical real estate markets. Loans collateralized by raw land, land development and construction (including 1-4 family residential construction), and loans secured by multi-family properties each represented less than 10% of total real estate loans outstanding at December 31, 2006 and 2005. Loans collateralized by non-farm nonresidential properties amounted to $221.1 million and $201.4 million at December 31, 2006 and 2005 respectively.

The Corporation offers a variety of loan products with payment terms and rate structures that have been designed to meet the needs of its customers within an established framework of acceptable credit risk. Payment terms range from fully amortizing loans that require periodic principal and interest payments to terms that require periodic payments of interest-only with principal due at maturity. Interest-only loans are typical in commercial and business line-of-credit or revolving line-of-credit loans, home equity lines–of-credit and construction loans (residential and commercial). The Corporation had interest-only loans with a balance of $153,192,980 and $147,991,991 at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, the Corporation had no loans with below market or so-called teaser interest rates. At December 31, 2006 and 2005, the Corporation did not offer, hold or service option adjustable rate mortgages that may expose the borrowers to future increase in repayments in excess of changes resulting solely from increases in the market rate of interest (loans subject to negative amortization).

Impaired loans of approximately $172,000 and $0 at December 31, 2006 and 2005, respectively, have been included in the consolidated financial statements. The average record amount of impaired loans during 2006 and 2005 was approximately $86,000 and $0, respectively. The total allowance for loan losses related to these loans was approximately $86,000 and $0 at December 31, 2006 and 2005 respectively. There was no interest income recognized on impaired loans in 2006 and 2005. Nonaccrual loans totaled approximately $0 and $1,900,000 at December 31, 2006 and 2005, respectively. Loans, greater than 90 days past due and accruing interest, totaled approximately $3,417,000 and $1,005,000 at December 31, 2006 and 2005, respectively.

Certain directors and executive officers of the Corporation, and their related interests, had loans outstanding in the aggregate amounts of $5,726,226 and $5,893,530 at December 31, 2006 and 2005, respectively. During 2006 and 2005, $1,949,430 and $1,649,442 of new loans were made and repayments totaled $2,116,734 and $3,448,742, respectively. Management believes these loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and did not involve more than normal risks of collectibility or present other unfavorable features.

Residential and commercial real estate loans approximating $105,524,564 and $156,516,000 at December 31, 2006 and 2005, respectively were pledged as collateral on public deposits and for other purposes as required or permitted by law.

NOTE 5 - Allowance for Loan Losses

The allowance for loan losses reflected in the accompanying consolidated financial statements represents the allowance available to absorb loan losses inherent in the portfolio. An analysis of changes in the allowance is presented in the following tabulation as of December 31:

	2006	2005	2004
Balance at Beginning of Year	$ 5,665,519	$ 5,641,593	$ 5,289,467
Charge-offs	(292,607)	(327,314)	(223,269)
Recoveries	96,485	176,240	140,395
Provision charged to operations	240,000	175,000	435,000
Balance at End of Year	$ 5,709,397	$ 5,665,519	$ 5,641,593

NOTE 6 - Mortgage Servicing Rights

The unpaid principal balance of mortgage loans serviced for others, which are not included in the accompanying consolidated balance sheets, was $187,409,555, $188,994,081 and $189,519,101 at December 31, 2006, 2005 and 2004, respectively. For these sold loans, the Bank has recorded mortgage servicing rights, as shown below.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were $668,540, $816,630 and $875,703 at December 31, 2006, 2005 and 2004, respectively.

The following is an analysis of the mortgage servicing rights activity for the years ended December 31:

	2006	2005	2004
Unamortized cost of mortgage servicing rights			
Balance at beginning of year	$ 887,885	$ 957,565	$ 998,514
Additions of mortgage servicing rights	164,028	243,919	331,218
Amortization	(273,455)	(313,599)	(372,167)
Balance at End of Year	$ 778,458	$ 887,885	$ 957,565

A valuation allowance for the impairment of mortgage servicing rights was not necessary at December 31, 2006, 2005 or 2004.

NOTE 6 - Mortgage Servicing Rights (cont.)

The projections of amortization expense shown below for mortgage servicing rights are based on existing asset balances and the existing interest rate environment at December 31, 2006. Future amortization may be significantly different depending upon changes in the mortgage servicing portfolio, mortgage interest rates and market conditions.

Estimated future amortization by year is as follows:

2006	$ 155,696
2007	155,696
2008	155,695
2009	153,313
2010	85,924
Thereafter	72,134
	$ 778,458

NOTE 7 - Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation at December 31 and are summarized as follows:

	2006	2005
Land	$ 5,578,432	$ 5,553,509
Buildings and leasehold improvements	25,888,143	25,419,604
Furniture and equipment	12,323,946	11,455,616
Total - at cost	43,790,521	42,428,729
Less: Accumulated depreciation	(23,618,856)	(21,534,094)
Net Premises and Equipment	$ 20,171,665	$ 20,894,635

Depreciation expense amounted to $2,170,182, $2,223,186 and $2,140,330 in 2006, 2005 and 2004, respectively.

NOTE 8 – Accrued Interest Receivable and Other Assets

A summary of accrued interest receivable and other assets at December 31 is as follows:

	2006	2005
Accrued interest receivable	$ 3,387,665	$ 3,078,425
Other real estate	-	129,500
Federal Reserve Stock	322,100	322,100
Prepaids expenses and other assets	742,521	855,753
Total	$ 4,452,286	$ 4,385,778

NOTE 9 - Deposits

The aggregate amount of time deposits, each with a minimum denomination of $100,000, was $48,515,069 and $50,847,000 at December 31, 2006 and 2005, respectively.

Scheduled maturities of time deposits was as follows:

	2006
Due within one year	$ 84,197,259
After one year but within two years	16,404,261
After two years but within three years	5,128,509
After three years but within four years	14,057,638
After four years but within five years	5,349,588
Totals	$ 125,137,255

Interest expense on deposits was as follows:

	2006	*2005*	*2004*
Interest-bearing checking accounts	$ 3,313,077	$ 2,028,689	$ 1,409,405
Money market accounts	1,215,610	673,701	366,668
Savings accounts	888,246	805,587	766,295
Time deposit accounts	4,946,453	3,319,598	2,166,051
Totals	$ 10,363,386	$ 6,827,575	$ 4,708,419

The Bank has one customer with a deposit balance in excess of 5% of total deposits, amounting to approximately $33,690,000 at December 31, 2006. There were no customers with deposit balances in excess of 5% of total deposits at December 31, 2005.

NOTE 10 - Federal Funds Purchased and Securities Sold Under Repurchase Agreements

The Bank has the ability to borrow (purchase) federal funds of up to $85,000,000 under a revolving line-of-credit. Such borrowings bear interest at the lender bank's announced daily federal funds rate and mature daily. There were no federal funds purchased outstanding at December 31, 2006 and 2005, respectively.

The Bank may also borrow through securities sold under repurchase agreements (reverse repurchase agreements). Reverse repurchase agreements, which are classified as secured borrowings, generally mature within one to four days from the transaction date. They are reflected at the amount of cash received in connection with the transaction. The Bank had no borrowings outstanding under the reverse repurchase agreements at December 31, 2006 and 2005, respectively. The Bank pledged U.S. government agencies and municipal obligations whose carrying values were $31,115,139 and $33,110,683 at December 31, 2006 and 2005, respectively, as collateral under a master repurchase agreement. In addition, at December 31, 2006, the Bank could also pledge up to $52,636,238 additional securities as collateral under the existing agreements if needed to obtain additional borrowings. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

NOTE 11 - Other Borrowings

Other borrowings consist of accounts due to the Federal Reserve Bank under a $6,000,000 treasury, tax and loan depository agreements. Such borrowings bear interest at the lender bank's announced daily federal funds rate and mature on demand. Treasury, tax and loan account balances were $3,470,020 and $2,432,163 at December 31, 2006 and 2005, respectively. Such accounts generally are repaid within one to 120 days from the transaction date and are collateralized by a pledge of investment securities with a carrying value of $6,996,914 and $6,995,043 at December 31, 2006 and 2005, respectively.

NOTE 12 - Income Taxes

The provision for income taxes included in the accompanying consolidated financial statements consists of the following components for the year ending December 31:

	2006	2005	2004
Current Taxes			
Federal	$ 4,332,000	$ 4,113,000	$ 3,253,000
State	831,500	840,000	788,000
Total Current Provision	5,163,500	4,953,000	4,041,000
Deferred Income Taxes (Benefit)			
Federal	(311,000)	(616,000)	(268,000)
State	(49,000)	(80,000)	(100,000)
Total Deferred Provision	(360,000)	(696,000)	(368,000)
Total Provision for Income Taxes	$ 4,803,500	$ 4,257,000	$ 3,673,000

The net deferred income tax assets in the accompanying consolidated balance sheets include the following amounts of deferred income tax assets and liabilities at December 31:

	2006	2005
Deferred Income Tax Assets		
Allowance for loan losses	$ 2,247,000	$ 2,229,000
Excess servicing gains	7,000	7,000
Reserve for health plan	399,000	300,000
Depreciation	151,000	0
Other	42,000	37,000
Deferred Tax Assets before valuation allowance	2,846,000	2,573,000
Valuation allowance	(79,000)	(82,000)
Net Deferred Tax Assets	2,767,000	2,491,000
Deferred Income Tax Liabilities		
Depreciation	0	(1,000)
Deferred loan fees	(151,000)	(191,000)
Mortgage servicing rights	(306,000)	(349,000)
Other	(55,000)	(55,000)
Total Deferred Tax Liabilities	(512,000)	(596,000)
Net Deferred Income Tax Assets	$ 2,255,000	$ 1,895,000

NOTE 12 - Income Taxes (cont.)

A reconciliation of statutory federal income taxes based upon income before taxes to the provision for federal and state income taxes is as follows:

	2006		*2005*		*2004*	
	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
Reconciliation of statutory to effective rates						
Federal income taxes at statutory rate	$ 4,789,662	34.00%	$ 4,489,906	34.00%	$ 4,100,798	34.00%
Adjustments for						
Tax exempt interest on municipal obligations	(361,515)	(2.57)	(561,917)	(4.26)	(726,229)	(6.02)
Increase in taxes resulting from state income taxes, net of federal tax benefit	516,450	3.67	501,600	3.80	454,080	3.76
Increase in cash surrender value of life insurance	(141,418)	(1.00)	(132,964)	(1.01)	(123,058)	(1.02)
Other - net	321	0	(39,625)	(0.29)	(32,591)	(0.27)
Income Tax Provision	$ 4,803,500	34.10%	$ 4,257,000	32.24%	$ 3,673,000	30.45%

NOTE 13 - Employee Benefit Plans

The Bank has a contributory defined-contribution 401(k) retirement plan. This plan covers substantially all employees who have attained the age of 21 and completed one year of service. Participants may contribute a portion of their compensation (up to IRS limits) to the plan. The Bank may make regular and matching contributions to the plan each year. In 2006, 2005 and 2004, the Bank provided a dollar-for-dollar match of employee contributions up to 5% of their compensation. Participants direct the investment of their contributions into one or more investment options. The Bank recorded contributions expense of $351,103, $339,949, and $322,482 in 2005, 2004 and 2003, respectively.

In December 2003, the Corporation adopted a Stock Purchase Plan to aid the Corporation in obtaining and retaining key management personnel by providing them with an opportunity to acquire an ownership interest in the Corporation by purchasing the Company's common stock. The Stock Purchase Plan was terminated in October 2006 by the Board of Directors. Eligibility to participate in the plan was restricted to directors, officers at a position of vice president or above, and certain officers with ten or more years of continuous service. Participants could subscribe to purchase shares annually during January of each year, subject to limitations as defined in the plan, at a price per share equivalent to the most recently established fair market value determined under the Corporation's Automatic Dividend Reinvestment Plan. Common shares subscribed and issued under the plan were 4,300, 6,500 and 18,000 in January of 2006, 2005 and 2004, respectively

The Bank purchased paid-up life insurance as owner and beneficiary on certain officers and executives to provide the Bank with funds in the event of the death of such individuals and to help recover the cost of employee benefits. Included in the consolidated financial statements is $11,168,940 and $10,753,006 of related cash surrender value as of December 31, 2006 and 2005 respectively.

NOTE 14 - Operating Leases

The Corporation leases various banking facilities under operating lease agreements from various companies. Three of these facilities are leased from companies held by a director and major shareholder of the Corporation. All of the agreements include renewal options and one agreement requires the Bank to pay insurance, real estate taxes and maintenance costs associated with the lease. Rental amounts are subject to annual escalation based upon increases in the Consumer Price Index. Aggregate rental expense under the leases amounted to $749,712, $628,911 and $591,632 in 2006, 2005 and 2004, respectively, including $265,448, $228,477 and $226,415, respectively, on facilities leased from companies held by a director and major shareholder of the Corporation.

At December 31, 2006, the future minimum lease payments for each of the five succeeding years and in the aggregate are as follows:

2007	$ 713,632
2008	672,632
2009	672,632
2010	488,642
2011	101,502
Thereafter	65,100
	$ 2,714,140

Office space at certain facilities is leased to outside parties. Rental income included in net occupancy costs was $1,153,283, $1,186,051 and $1,109,166 for the years ended December 31, 2006, 2005 and 2004 respectively.

NOTE 15 - Commitments and Contingencies

The Corporation and Bank are party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, financial guarantees and standby letters of credit. They involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized on the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and issuing letters of credit as they do for on-balance-sheet instruments.

NOTE 15 - Commitments and Contingencies (cont.)

A summary of the contract or notional amount of the Bank's exposure to off-balance-sheet risk as of December 31, 2006 and 2005 is as follows:

	2006	*2005*
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 86,114,013	$ 85,973,793
Standby letters of credit	$ 5,817,841	$ 3,378,554
Forward commitment to sell mortgage loans	$ 462,000	$ 475,500

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties. The Bank also enters into forward commitments to sell mortgage loans to a secondary market agency.

NOTE 16 - Stockholders' Equity

Cumulative Preferred Stock

The Corporation's articles of incorporation authorize the issuance of up to 200,000 shares of $1 par value cumulative preferred stock. The Board of Directors is authorized to divide the stock into series and fix and determine the relative rights and preferences of each series. No shares have been issued.

Common Stock

The Board of Directors, on February 12, 2003, approved an amendment, effective February 28, 2003, to the Corporation's articles of incorporation, which increased the number of authorized shares of $1 par value common stock from 5,000,000 shares to 15,000,000 shares in connection with a three for one common stock split, completed on March 3, 2003. All share and per share information included in the consolidated financial statements has been restated to give effect to the stock split.

Retained Earnings

The principal source of income and funds of the Corporation are dividends from the Bank. Dividends declared by the Bank that exceed the retained net income for the most current year plus retained net income for the preceding two years must be approved by federal regulatory agencies. Under this formula, dividends of approximately $17,795,266 may be paid without prior regulatory approval. Maintenance of adequate capital at the Bank effectively restricts potential dividends to an amount less than $17,795,266.

Under Federal Reserve regulations, the Bank is limited as to the amount it may lend to its affiliates, including the Corporation. Such loans are required to be collateralized by investments defined in the regulations. In addition, the maximum amount available for transfer from the Bank to the Corporation in the form of loans is limited to 10% of the Bank's stockholders' equity in the case of any one affiliate or 20% in the case of all affiliates.

NOTE 17 - Regulatory Capital Requirements

The Corporation (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy requires the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table that follows) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2006 and 2005 the Corporation and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification from the regulatory agencies categorized the subsidiary Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since these notifications that management believes have changed the institution's category.

Listed below is a comparison of the Corporation's and the Bank's actual capital amounts with the minimum requirements for well capitalized and adequately capitalized banks, as defined by the federal regulatory agencies' Prompt Corrective Action Rules, as of December 31, 2006 and 2005.

TRI CITY BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004

NOTE 17 - Regulatory Capital Requirements (cont.)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006						
Total capital (to risk weighted assets)						
Tri City Bankshares Corporation	$ 109,742,000	19.0 %	$ 46,260,000	8.0 %	N/A	N/A
Tri City National Bank	$ 105,187,000	18.2 %	$ 46,239,000	8.0 %	$ 57,799,000	10.0 %
Tier 1 capital (to risk weighted assets)						
Tri City Bankshares Corporation	$ 104,033,000	18.0 %	$ 23,130,000	4.0 %	N/A	N/A
Tri City National Bank	$ 99,477,000	17.2 %	$ 23,120,000	4.0 %	$ 34,679,000	6.0 %
Tier 1 capital (to average assets)						
Tri City Bankshares Corporation	$ 104,033,000	14.5 %	$ 28,776,000	4.0 %	N/A	N/A
Tri City National Bank	$ 99,477,000	13.8 %	$ 28,766,000	4.0 %	$ 35,957,000	5.0 %
As of December 31, 2005						
Total capital (to risk weighted assets)						
Tri City Bankshares Corporation	$ 104,467,000	19.5 %	$ 42,766,000	8.0 %	N/A	N/A
Tri City National Bank	$ 99,283,000	18.6 %	$ 42,735,000	8.0 %	$ 53,419,000	10.0 %
Tier 1 capital (to risk weighted assets)						
Tri City Bankshares Corporation	$ 98,801,000	18.5 %	$ 21,383,000	4.0 %	N/A	N/A
Tri City National Bank	$ 93,617,000	17.5 %	$ 21,368,000	4.0 %	$ 32,052,000	6.0 %
Tier 1 capital (to average assets)						
Tri City Bankshares Corporation	$ 98,801,000	13.9 %	$ 28,464,000	4.0 %	N/A	N/A
Tri City National Bank	$ 93,617,000	13.2 %	$ 28,450,000	4.0 %	$ 35,563,000	5.0 %

NOTE 18 - Concentration of Credit Risk

Practically all of the Bank's loans, commitments, and commercial and standby letters of credit have been granted to customers in the subsidiary Bank's market area. Although the Bank has a diversified loan portfolio, the ability of their debtors to honor their contracts is dependent on the economic conditions of the counties surrounding the Bank. The concentration of credit by type of loan is set forth in Note 4.

NOTE 19 - Fair Value of Financial Instruments

The estimated fair values of financial instruments at December 31, 2006 and 2005 are as follows:

	2006		*2005*	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
FINANCIAL ASSETS				
Cash and due from banks	$ 53,615,568	$ 53,615,568	$ 50,249,590	$ 50,249,590
Federal funds sold	$ 32,567,624	$ 32,567,624	$ 6,334,444	$ 6,334,444
Held to maturity securities	$ 118,312,548	$ 116,997,307	$ 137,911,201	$ 135,891,294
Non marketable equity securities	$ 322,100	$ 322,100	$ 322,100	$ 322,100
Loans - net	$ 528,946,700	$ 527,206,982	$ 510,891,444	$ 507,155,427
Cash surrender value of life insurance	$ 11,168,940	$ 11,168,940	$ 10,753,006	$ 10,753,006
Mortgage servicing rights	$ 778,458	$ 778,458	$ 887,885	$ 887,835
Accrued interest receivable	$ 3,387,665	$ 3,387,665	$ 3,078,425	$ 3,078,425
FINANCIAL LIABILITIES				
Deposits	$ 661,428,241	$ 661,418,188	$ 639,291,448	$ 638,984,849
Other borrowings	$ 3,470,020	$ 3,470,020	$ 2,432,163	$ 2,432,163
Accrued interest payable	$ 626,843	$ 626,843	$ 543,107	$ 543,107

The estimated fair value of fee income on letters of credit at December 31, 2006 and 2005 is insignificant. Loan commitments on which the committed interest rate is less than the current market rate are also insignificant at December 31, 2006 and 2005.

NOTE 19 - Fair Value of Financial Instruments (cont.)

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, fair values of the Bank's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

NOTE 20 - Tri City Bankshares Corporation (Parent Company Only) Financial Information

CONDENSED BALANCE SHEETS

	December 31,	
	2006	2005
ASSETS		
Cash on deposit with subsidiary Bank	$ 3,596,334	$ 4,246,295
Premises and equipment - net	1,499,078	1,516,228
Investment in subsidiary Bank	98,231,841	92,314,867
Other assets - net	705,461	723,868
TOTAL ASSETS	$ 104,032,714	$ 98,801,258
STOCKHOLDERS' EQUITY		
Cumulative preferred stock, $1 par value, 200,000 shares authorized, no shares issued	$ -	$ -
Common stock, $1 par value, 15,000,000 shares authorized, 8,801,813 and 8,615,527 shares issued and outstanding as of 2006 and 2005, respectively	8,801,813	8,615,527
Additional paid-in capital	24,651,548	21,233,200
Retained earnings	70,579,353	68,952,531
TOTAL STOCKHOLDERS' EQUITY	$ 104,032,714	$ 98,801,258

TRI CITY BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004

NOTE 20 - Tri City Bankshares Corporation (Parent Company Only) Financial Information (cont.)

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,		
	2006	2005	2004
INCOME			
Dividends from subsidiary Bank	$ 3,416,000	$ 2,856,000	$ 2,576,000
Interest income from subsidiary Bank	199,723	124,571	53,994
Management fees from subsidiary Bank	546,736	546,000	522,662
Total Income	4,162,459	3,526,571	3,152,656
EXPENSES			
Administrative and general – net	792,688	708,812	700,371
Income before income taxes and equity in undistributed earnings of subsidiary Bank	3,369,771	2,817,759	2,452,285
Less: Applicable income taxes (benefit)	3,000	6,000	(24,000)
Income before equity in undistributed earnings of subsidiary	3,366,771	2,811,759	2,476,285
Equity in undistributed earnings of subsidiary Bank	5,916,970	6,136,848	5,911,887
NET INCOME	$ 9,283,741	$ 8,948,607	$ 8,388,172

NOTE 20 - Tri City Bankshares Corporation (Parent Company Only) Financial Information (cont.)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 9,283,741	$ 8,948,607	$ 8,388,172
Adjustments to reconcile net income to net cash flows from operating activities			
Depreciation	94,332	96,620	90,803
Equity in undistributed income of subsidiary Bank	(5,916,970)	(6,136,848)	(5,911,887)
Other	18,407	(14,900)	(79,322)
Net Cash Flows Provided by Operating Activities	3,479,510	2,893,479	2,487,766
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of premises and equipment – net	(77,186)	(88,861)	(26,434)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid	(7,656,919)	(6,623,273)	(5,810,645)
Common stock issued – net	3,604,634	3,927,386	3,687,167
Net Cash Flows Used in Financing Activities	(4,052,285)	(2,695,887)	(2,123,478)
Net Change in Cash	(649,961)	108,731	337,854
CASH - BEGINNING OF YEAR	4,246,295	4,137,564	3,799,710
CASH - END OF YEAR	$ 3,596,334	$ 4,246,295	$ 4,137,564

TRI CITY BANKSHARES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004

NOTE 21 - Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2006 and 2005:

	(In thousands, except per share data) Three Months Ended			
2006	December 31	September 30	June 30	March 31
Interest income	$ 10,819	$ 10,485	$ 9,964	$ 9,656
Interest expense	(2,835)	(2,707)	(2,530)	(2,520)
Net interest income	7,984	7,778	7,434	7,136
Provision for loan losses	(60)	(60)	(60)	(60)
Noninterest income	2,682	2,789	2,614	2,335
Noninterest expense	(6,675)	(6,663)	(6,618)	(6,469)
Income before income taxes	3,931	3,844	3,370	2,942
Income taxes	(1,369)	(1,325)	(1,157)	(952)
Net Income	$ 2,562	$ 2,519	$ 2,213	$ 1,990
Basic earnings per share	$ 0.29	$ 0.29	$ 0.25	$ 0.23
2005				
Interest income	$ 9,556	$ 9,174	$ 8,793	$ 8,503
Interest expense	(2,264)	(2,025)	(1,789)	(1,553)
Net interest income	7,292	7,149	7,004	6,950
Provision for loan losses	(175)	-	-	-
Noninterest income	2,247	2,246	2,235	2,744
Noninterest expense	(6,406)	(6,160)	(6,031)	(5,889)
Income before income taxes	2,958	3,235	3,208	3,805
Income taxes	(946)	(1,014)	(1,043)	(1,254)
Net Income	$ 2,012	$ 2,221	$ 2,165	$ 2,551
Basic earnings per share	$ 0.23	$ 0.26	$ 0.26	$ 0.30

Form 10-K

Shareholders interested in obtaining a copy of the Corporation's Annual Report to the Securities and Exchange Commission as filed on Form 10-K may do so at no cost by writing to:

Office of the Secretary
Tri City Bankshares Corporation
6400 South 27th Street
Oak Creek, Wisconsin 53154

END